UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

Santiago, Chile. June 1, 2016.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the three months ended March 31, 2016, the Spanish version of which was filed with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”) on May 18, 2016.

CONSOLIDATED FINANCIAL STATEMENTS

For the period ended

March 31, 2016

Sociedad Química y Minera de Chile S.A. and Subsidiaries

In Thousands of United States Dollars

This document includes:

-	Consolidated Classified Statements of Financial Position
-	Consolidated Statements of Income by Function
-	Consolidated Statements of Comprehensive Income
-	Consolidated Statements of Cash Flows
-	Consolidated Statements of Changes in Equity
-	Notes to the Consolidated Financial Statements

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents –Consolidated Financial Statements

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

3

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

4

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

5

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

6

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

7

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

8

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Classified Statements of Financial Position

Assets	Note	As of March 31, 2016 ThUS$	As of December 31, 2015 ThUS$
Current assets
Cash and cash equivalents	7.1	526,687	527,259
Other current financial assets	10.1	690,758	636,325
Other current non-financial assets	25	69,834	62,006
Trade and other receivables, current	10.2	294,790	302,225
Trade receivables due from related parties, current	9.5	85,799	99,907
Current inventories	8	1,039,938	1,003,846
Current tax assets	28.1	45,128	65,277
Total current assets		2,752,934	2,696,845

Non-current assets
Other non-current financial assets	10.1	2,737	486
Other non-current non-financial assets	25	27,786	33,526
Trade receivables, non-current	10.2	1,008	1,050
Investments in associates	11.1	53,457	49,836
Investments in joint ventures	12.3	57,041	29,466
Intangible assets other than goodwill	13.1	109,675	110,428
Goodwill	13.1	38,088	38,388
Property, plant and equipment	14.1	1,645,642	1,683,576
Deferred tax assets	28.4	577	161
Total non-current assets		1,936,011	1,946,918
Total assets		4,688,945	4,643,762

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

9

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Classified Statements of Financial Position, (continued)

Liabilities and Equity	Note	As of March 31, 2016 ThUS$	As of December 31, 2015 ThUS$
Liabilities
Current liabilities
Other current financial liabilities	10.4	476,607	402,030
Trade and other payables, current	10.5	126,403	136,840
Trade payables due to related parties, current	9.6	165	435
Other current provisions	18.1	28,519	28,141
Current tax liabilities	28.2	46,992	52,070
Provisions for employee benefits, current	15.1	4,514	13,445
Other current non-financial liabilities	18.3	96,457	69,966
Total current liabilities		779,657	702,927

Non-current liabilities
Other non-current financial liabilities	10.4	1,237,200	1,290,203
Other non-current provisions	18.1	8,890	8,890
Deferred tax liabilities	28.4	211,446	219,391
Provisions for employee benefits, non-current	15.1	22,779	21,995
Total non-current liabilities		1,480,315	1,540,479
Total liabilities		2,259,972	2,243,406

Equity	17
Share capital		477,386	477,386
Retained earnings		1,911,459	1,882,196
Other reserves		(20,570)	(19,797)
Equity attributable to owners of the Parent		2,368,275	2,339,785
Non-controlling interests		60,698	60,571
Total equity		2,428,973	2,400,356
Total liabilities and equity		4,688,945	4,643,762

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

10

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Income by Function

		January to March
	Note	2016 ThUS$	2015 ThUS$

Revenue	20	391,845	387,519
Cost of sales	27.2	(278,285)	(256,824)
Gross profit		113,560	130,695

Other income	27.3	4,024	4,877
Administrative expenses	27.4	(18,091)	(21,165)
Other expenses by function	27.5	(6,445)	(14,880)
Other gains (losses)	27.6	1,188	394
Profit (loss) from operating activities		94,236	99,921
Finance income		4,308	3,350
Finance costs	22	(17,431)	(16,936)
Share of profit of associates and joint ventures accounted for using the equity method		5,744	3,559
Foreign currency translation differences	23	(4,173)	9,710
Profit (loss) before taxes		82,684	99,604
Income tax expense, continuing operations	28.4	(24,036)	(27,792)

Profit (loss) from continuing operations		58,648	71,812

Profit for the year		58,648	71,812
Profit attributable to
Owners of the Parent		58,526	71,685
Non-controlling interests		122	127
Profit for the year		58,648	71,812

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

11

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Income by Function, (continued)

		January to March
	Note	2016	2015
		US$	US$

Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	0.2224	0.2724

Basic earnings per share (US$ per share) from continuing operations		0.2224	0.2724

Diluted common shares
Diluted earnings per share (US$ per share)	21	0.2224	0.2724

Diluted earnings per share (US$ per share) from continuing operations		0.2224	0.2724

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

12

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Comprehensive Income

	January to March
	2016	2015
Statements of comprehensive income	ThUS$	ThUS$

Profit for the year	58,648	71,812
Components of other comprehensive income before taxes and foreign currency translation differences
Gain (loss) from foreign currency translation differences, before taxes	1,462	(3,162)
Other comprehensive income before taxes and foreign currency translation differences	1,462	(3,162)
Cash flow hedges
(Gain) loss from cash flow hedges before taxes	(2,994)	3,596
Other comprehensive income before taxes and cash flow hedges	(2,994)	3,596
Other comprehensive income before taxes and actuarial gains (losses) from defined benefit plans	(1)	(18)
Other components of other comprehensive income before taxes	(1,533)	416

Income taxes associated with components of other comprehensive income
Income taxes associated with cash flow hedges in other comprehensive income	765	(815)
Income taxes associated with components of other comprehensive income	765	(815)

Other comprehensive income	(768)	(399)

Total comprehensive income	57,880	71,413

Comprehensive income attributable to
Owners of the Parent	57,753	71,308
Non-controlling interests	127	105
Total comprehensive income	57,880	71,413

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

13

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows

Consolidated Statements of cash flows	Note	03/31/2016 ThUS$	03/31/2015 ThUS$
Cash flows from (used in) operating activities

Types of receipts from operating activities

Cash receipts from sales of goods and rendering of services		405,708	433,844
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		1,116	259

Types of payments

Cash payments to suppliers for the provision of goods and services		(254,850)	(249,705)
Cash payments to and on behalf of employees		(35,042)	(38,111)
Other payments related to operating activities		(2,709)	(8,771)
Dividends received		2,208	2,592
Interest paid		(2,856)	(9,925)
Interest received		4,308	3,350
Reimbursed (paid) income taxes		(2,205)	(23,471)
Other incomes (outflows) of cash		(13,332)	4,273

Net cash generated from (used in) operating activities		102,346	114,335

Cash flows from (used in) investing activities
Other cash payments made to acquire interest in joint ventures		(25,000)	(59)
Proceeds from the sale of property, plant and equipment		572	221
Acquisition of property, plant and equipment		(37,323)	(21,432)
Proceeds from sales of intangible assets		1,416	2,972
Cash advances and loans granted to third parties		155	425
Other incomes (outflows) of cash (*)		(61,429)	15,970

Net cash generated from (used in) investing activities		(121,609)	(1,903)

(*) Includes other cash receipts (payments), investments and redemptions of time deposits and other financial instruments, which do not qualify as cash and cash equivalents in accordance with IAS 7.7 as they record a maturity date from their date of origin greater than 90 days.

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

14

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows, (continued)

	Note	03/31/2016 ThUS$	03/31/2015 ThUS$

Cash flows from (used in) financing activities

Proceeds from long-term borrowings		-	-
Proceeds from short-term borrowings		40,000	20,.000
Total proceeds from borrowings		40,000	20,000
Repayment of borrowings		(20,000)	(20,000)

Net cash generated from (used in) financing activities		20,000	-

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		737	112,432

Effects of exchange rate fluctuations on cash held		(1,309)	6,819
Net (decrease) increase in cash and cash equivalents		(572)	119,251

Cash and cash equivalents at beginning of period		527,259	354,566
Cash and cash equivalents at end of period		526,687	473,817

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

15

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2016	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(14,035)	(1,699)	(2,386)	(1,677)	(19,797)	1,882,196	2,339,785	60,571	2,400,356
Profit for the year	-	-	-	-	-	-	58,526	58,526	122	58,648
Other comprehensive income	-	1,457	(2,229)	(1)	-	(773)	-	(773)	5	(768)
Comprehensive income	-	1,457	(2,229)	(1)	-	(773)	58,526	57,753	127	57,880
Dividends	-	-	-	-	-	-	(29,263)	(29,263)	-	(29,263)
Increase (decrease) in equity	-	1,457	(2,229)	(1)	-	(773)	29,263	28,490	127	28,617

Equity as of March 31, 2016	477,386	(12,578)	(3,928)	(2,387)	(1,677)	(20,570)	1,911,459	2,368,275	60,698	2,428,973

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

16

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2015	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(7,701)	(1,881)	(1,903)	(1,677)	(13,162)	1,775,612	2,239,836	59,867	2,299,703
Profit for the year)	-	-	-	-	-	-	71,685	71,685	127	71,812
Other comprehensive income	-	(3,146)	2,780	(11)	-	(377)	-	(377)	(22)	(399)
Comprehensive income	-	(3,146)	2,780	(11)	-	(377)	71,685	71,308	105	71,413
Dividends	-	-	-	-	-	-	(35,843)	(35,843)	-	(35,843)
Increase (decrease) due to changes in interests in subsidiaries	-	-	-	-	-	-	-	-	(54)	(54)
Increase (decrease) in equity	-	(3,146)	2,780	(11)	-	(377)	35,842	35,465	51	35,516

Equity as of March 31, 2015	477,386	(10,847)	899	(1,914)	(1,677)	(13,539)	1,811,454	2,275,301	59,918	2,335,219

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

17

Notes to the Interim Consolidated Financial Statements As of March 31, 2016.

Note 1	Identification and activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile, Tax Identification No.93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago MR. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administración Building w/n - Maria Elena; Administración Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant s/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama s/n – San Pedro de Atacama, Minsal Mining Camp s/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office S/N, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the Chilean Superintendence of Securities and Insurance are as follows:

-	1700 (Mining)

-	2200 (Chemical products)

-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The ore deposit in northern Chile contains nitrate and iodine deposits. The brine deposits of the Salar de Atacama, in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

18

Notes to the Interim Consolidated Financial Statements As of March 31, 2016.

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits located in the north of Chile, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium and sulfate in order to produce potassium chloride, potassium sulfate, lithium solutions, and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama.

We sell our products in over 100 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty mixes. This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and specially potassium nitrate have had a leading role given the contribution they make to develop crops insuring an improvement in post-crop life in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine: The Company is a major producer of iodine at worldwide level. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: the Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to face great challenges such as the efficient use of energy and raw materials. Lithium is mainly not used for rechargeable batteries for small electrical appliances such as mobile phones, tablets and laptops. It is also used in industrial applications such as the manufacturing of glass, ceramics and lubricating greases. Other uses include the pharmaceutical and chemical industries.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

19

Notes to the Interim Consolidated Financial Statements As of March 31, 2016.

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business producing sodium nitrate, potassium nitrate and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries as Spain and the United States in their search for decreasing CO2 emissions.

Potassium: The potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, has a significant role for the developing of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its amount in vitamins and its physical appearance. Within this business line, SQM has also potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit).

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

Staff

As of March 31, 2016 and December 31, 2015, staff was detailed as follows:

	03/31/2016			12/31/2015
Employees	SQM S.A	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	27	72	99	26	71	97
Professionals	121	870	991	116	838	954
Technicians and operators	271	2,939	3,210	256	2,741	2,997
Foreign employees	-	198	198	-	202	202
Overall total	419	4,079	4,498	398	3,852	4,250

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

20

Notes to the Interim Consolidated Financial Statements As of March 31, 2016.

Note 1	Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of March 31, 2016 and December 31, 2015. In respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares. The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of March 31, 2016	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	59,705,588	49.60%	22.68%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,889,781	31.43%	6,887,688	5.72%	19.67%
Inversiones El Boldo Limitada	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	-	-	5.90%
Banco de Chile on behalf of non-resident third parties	-	-	8,887,526	7.38%	3.38%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of investors	20,950	0.01%	6,103,242	5.07%	2.33%
Inversiones La Esperanza Limitada	3,711,598	2.60%	46,500	0.03%	1.43%

(*) Total Pampa Group 29.92%

Shareholder as of December 31, 2015	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	59,079,533	49,08%	22,45%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,880,793	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	-	-	5.90%
Inversiones Global Mining (Chile) Limitada (*)	-	-	9,055,272	7,52%	3.44%
Banco de Chile on behalf of non-resident third parties	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of investors	20,950	0.01%	5,679,753	4.72%	2.27%
Inversiones La Esperanza Limitada	3,711,598	2.60%	46,500	0.04	1.43%

(*) Total Pampa Group 29.97%

On March 31, 2016 the total number of shareholders had risen to 1,203.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

21

Notes to the Interim Consolidated Financial Statements As of March 31, 2016.

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position for the periods ended March 31, 2016 and December 31, 2015.

-	Consolidated Statements of Changes in Equity for the periods ended March 31, 2016 and 2015.

-	Consolidated Statements of Comprehensive Income for the periods between January and March 31, 2016 and 2015.

-	Statements of Direct-Method Cash Flows for the periods ended March 31, 2016 and 2015.

2.2	Financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its Subsidiaries were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (hereinafter the “IASB”).

These consolidated financial statements fairly reflect the equity and financial position of the Company and the results of its operations, changes in statement of income recognized and cash flows occurring during the periods then ended.

IFRS establish certain alternatives for their application. Those applied by the Company are detailed in this Note.

The accounting policies used for the preparation of the annual consolidated accounts comply with all IFRS in issue at the reporting date.

As explained in Note 28.4, on September 29, 2014, Law No. 20.780 was enacted, which introduces amendments to the income tax system in Chile and addresses other tax matters. On October 17, 2014, the Chilean Superintendence of Securities and Insurance (SVS) issued Circular No. 856, which establishes that the effects of changes in income tax rates on deferred tax assets and liabilities must be recognized directly in “Retained earnings” in equity instead of the statement of income, which is different from that required by IAS 12.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

22

Notes to the Interim Consolidated Financial Statements As of March 31, 2016.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.

-	Other current and non-current asset and financial liabilities at amortized cost.

-	Financial derivatives at fair value; and

-	Staff severance indemnities and pension commitments at actuarial value.

2.4	Accounting pronouncements

New accounting pronouncements

a)           The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2016:

Amendments and improvements	Mandatory for annual periods beginning on
Amendment to IFRS 11 “Joint Arrangements” – on the acquisition of interest in a joint operation – Issued in May 2014. This amendment includes guidance related to the method for accounting for an acquisition of an interest in a joint operation in which the activity constitutes a business, specifying the proper treatment for such acquisitions.	01/01/2016

Amendment to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” on depreciation and amortization – Issued in May 2014. The amendments clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate because revenue generated by such an activity in general reflects other factors other than the use of the economic benefits embedded in the asset or item of property, plant and equipment. Accordingly, a rebuttable presumption exists that a revenue-based depreciation or amortization method is inappropriate.	01/01/2016

Amendment to IAS 27 “Separate Financial Statements” on the equity method – Issued in August 2014. This amendment allows entities to use the equity method of accounting for the recognition of investments in subsidiaries, joint ventures and associates in their separate financial statements.	01/01/2016

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Issued in September 2014. This amendment addresses an inconsistency between the requirements of IFRS 10 and IAS 28 for the treatment of a sale or contribution of assets between an investor and its associate or joint venture. The main consequence of this amendment is the recognition of a full gain or loss when the transaction involves a business (whether or not in a subsidiary) and a partial gain or loss when the transaction involves assets that are not a business, even if such assets are in a subsidiary.	01/01/2016

Amendment to IAS 1 “Presentation of Financial Statements.” Issued in December 2014. This amendment clarifies the application guidance of IAS 1 on materiality and aggregation, presentation of subtotals, structure of the financial statements and disclosure of accounting policies. The amendments are part of the IASB’s Initiative on Disclosures.	01/01/2016

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

23

Notes to the Interim Consolidated Financial Statements As of March 31, 2016.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Improvements to International Financial Reporting Standards (2014) issued in September 2014	Mandatory for annual periods beginning on

IFRS 7 "Financial Instruments: Disclosures" It establishes two amendments to IFRS 7: (1) Service contracts: if a Company transfers a financial asset to a third party under conditions that allow the assigner to dispose of the asset, IFRS 7 requires the disclosure of any type of continued involvement that the entity may still have on transferred assets. IFRS 7 provides guidance on what is understood as continued involvement within this context. The amendment is prospective with the option of applying it retrospectively. This also affects IFRS 1 to provide the same option to the first-time adopters of IFRS 1; (2) Interim Financial Statements: The amendment clarifies that the additional disclosure required by amendments to IFRS 7 “Offsetting Financial Assets and Financial Liabilities” is not specifically required for all interim periods, unless required by IAS 34. The amendment is retrospective.

01/01/2016

IAS 19, "Employee Benefits" – This amendment clarifies that in order to determine the discount rate for post-employment benefit obligations, the important aspect is the currency in which liabilities are denominated, not the country where they generate. The evaluation of whether a deep market exists for high-quality corporate bonds is based on corporate bonds in such currency, not in corporate bonds of a particular country. Likewise, where there is no deep market for high-quality corporate bonuses in such currency, government bonds in the related currency have to be used. Such amendment is retrospective but limited at the beginning of the first period presented.	01/01/2016

IAS 34, "Interim Financial Reporting" – This amendment clarifies the meaning of disclosure of information ‘elsewhere in the interim financial report’ and amends IAS 34 to require the inclusion of a cross-reference from the interim financial statements to the location of the information. This amendment is retrospective.	01/01/2016

The adoption of the standards, amendments and interpretations indicated above has no significant impact on the Company’s consolidated financial statements.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

24

Notes to the Interim Consolidated Financial Statements As of March 31, 2016.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

b)          Standards, interpretations and amendments issued, not effective for the financial statements beginning on January 1, 2016, which the Company has not adopted early are as follows:

Standards and Interpretations	Mandatory for annual periods beginning on
IFRS 9 “Financial Instruments” – Issued in July 2014. The IASB has issued the full version of IFRS 9, which supersedes the application guidance in IAS 39. This final version includes requirements on the classification and measurement of financial assets and financial liabilities and an expected credit losses model that replaces the incurred loss impairment model used today. The final hedging accounting part of IFRS 9 was issued in November 2013. Early adoption is permitted.	01/01/2018

IFRS 15 “Revenue from Contracts with Customers” – Issued in May 2014. This standard establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. For such purposes, the basic principle is that an entity will recognize revenue representing the transfer of goods or services to customers in an amount that reflects the consideration that the entity expects to receive in exchange for such goods or services. The application of this standard will replace IAS 11 Construction Contracts and IAS 18 Revenue, as well as IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue-Barter Transactions Involving Advertising Services. Early application is permitted.	01/01/2018

IFRS 16 “Leases” – issued in January 2016 establishes the principle for the recognition, measurement, presentation and disclosure of leases. IFRS 16 supersedes the current IAS 17 and introduces a single model for accounting recognition for lessees and requires a lessee to recognize the assets and liabilities of all lease contracts over a term of more than 12 months, unless the underlying asset has a low value. The objective is ensuring that lessees and lessors provide relevant information that fairly represents transactions conducted. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, early adoption is permitted for entities applying IFRS 15 or prior to the date of initial application of IFRS 16.	01/01/2019

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

25

Notes to the Interim Consolidated Financial Statements As of March 31, 2016.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on
Amendment to IAS 7 “Statement of Cash Flows.” – Issued in February 2016. This amendment introduces additional disclosures allowing users of financial statements to assess changes in obligations from financing activities.	01/01/2017

Amendment to IAS 12 “Income Taxes.” - Issued in February 2016. This amendment clarifies how to account for deferred tax assets related to debt securities measured at fair value.	01/01/2017

The Company's management is in the process of assessing the impacts on the consolidated financial statements of the adoption of IFRS 9, IFRS 15 and IFRS 16. However, for the remaining standards, amendments and interpretations described above, it believes they will not have any significant impact for the initial application period.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

26

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

Relate to all the entities on which Sociedad Química y Minera de Chile S.A. has control when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those variable returns through its power over the entity. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquiree.

Companies included in consolidation:

				Ownership interest
		Country of				03/31/2016	12/31/2015
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Netherlands	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Netherlands	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0013	99.9987	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Netherlands	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

27

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
		Country of				03/31/2016	12/31/2015
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996

				Ownership interest
		Country	Functional			03/31/2016	12/31/2015
TAX ID No.	Domestic subsidiaries	of origin	currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (a)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51.0000	-	51.0000	100.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.0000	-	100.0000	100.0000

(a)	The Company consolidated Comercial Agrorama Ltda. as it has the control of this company’s relevant activities.

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

28

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Profit or loss of depending companies acquired or disposed of during the year are included in profit or loss accounts consolidated from the date control is transferred to the Group, or up to the date control is lost, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

2.6	Significant accounting judgments, estimates and assumptions

Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRSs, as issued by the International Accounting Standards Board (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	The useful lives of property, plant and equipment, and intangible assets and their residual value;

-	Impairment losses of certain assets, including trade receivables;

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments;

-	Provisions for commitments assumed with third parties and contingent liabilities;

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moist, among others), and allowance for slow-moving spare-parts in stock;

-	Future cost for closure of mining sites;

-	The determination of the fair value of certain financial assets and derivative instruments;

-	The determination and assignment of fair values in business combinations.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

29

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their remaining recovery (maturity) dates; i.e., those maturing on a date equal to or lower than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars” or “US$”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

30

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

The main exchange rates used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	03/31/2016	12/31/2015
	US$	US$

Brazilian real	3.55	3.90
New Peruvian sol	3.32	3.41
Argentine peso	14.50	12.90
Japanese yen	112.68	120.61
Euro	1.13	0.92
Mexican peso	17.23	17.34
Australian dollar	0.77	0.73
Pound Sterling	1.43	0.67
South African rand	14.84	15.61
Ecuadorian dollar	1.00	1.00
Chilean peso	669.80	710.16
UF	38.54	36.09

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary item that provide effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the disposal of the investment; at the time they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary item are also recognize in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

31

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.4	Subsidiaries

SQM S.A. establishes, as basis, the control exercised in subsidiaries, to determine their share in the consolidated financial statements. Control consists of the Company’s ability to exercise power in the subsidiary, exposure, or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group, the consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible in known amounts of cash. They are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year, determined using the direct method.

3.6	Financial assets

Management determines the classification of its financial assets at the time of initial recognition, on the basis of the business model for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IAS 39, financial assets are measured initially at fair value plus transaction costs that may have been incurred and are directly attributable to the acquisition of the financial asset. Subsequently, financial assets are measured at amortized cost or fair value.

The Company assesses, at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

32

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IAS 39, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability. Subsequently, these are measured at amortized cost using the effective interest method. For financial liabilities that have been initially recognized at fair value through profit or loss, these will be measured subsequently at fair value.

3.8	Financial instruments at fair value through profit or loss

Management will irrevocably determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss. By doing so, this eliminates and/or significantly reduces measurement or recognition inconsistency that would otherwise have arisen from the measurement of assets or liabilities or from the recognition of gains and losses from them on different bases.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it presently has a legally enforceable right of setting off the amounts recognized and has the intent of settling for the net amount of realizing the asset and settling the liability simultaneously.

3.10	Reclassification of financial instruments

At the time when the Company changes its business model for managing financial assets, it will reclassify the financial assets affected by the new business model.

For financial liabilities these could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, subsequently, are assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

(a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)	Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

33

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

The Company also documents its evaluation both at the beginning and at the end of each period if derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months, and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

(a)	Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

For fair value hedges related to items recorded at amortized cost, the adjustment of the fair value is amortized against profit or loss during the period, through maturity. Any adjustment to the carrying value of a hedged financial instrument, for which the effective rate is used, is amortized with a debit or credit to profit or loss at its fair value, attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b)	Cash flow hedges

The effective portion of gains or losses from the hedge instrument is initially recognized with a debit or credit to other comprehensive income, whereas any ineffective portion is immediately recognized with a debit or credit to profit or loss, as applicable.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, or exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

34

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.12	Derecognition of financial instruments

In accordance with IAS 39, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paying to the creditor or its legally extinguished entity the primary responsibility for the liability.

3.13	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure to foreign currencies. Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized when incurred. Subsequent to initial recognition, changes in fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments. As of March 31, 2016 and December 31, 2015, there are no embedded derivatives.

3.14	Fair value measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

3.15	Leases

(a)	Lease - Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership of the asset. Finance leases are capitalized at the beginning of the lease, at the lower of the fair value of the leased asset or the present value of minimum lease payments.

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of debt. The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year.

(b)	Lease – Operating lease

Leases in which the lesser maintains a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lesser) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

35

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.16	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under other non-financial assets.

3.17	Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed and determinable payments and are not quoted in any active market. These arise from sales operations involving the products and/or services, of which the Company commercializes directly to its customers.

These assets are initially recognized at their fair value and subsequently at amortized cost according to the effective interest rate method, less a provision for impairment loss. An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it, according to the original terms of receivables.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

3.18	Inventory measurement

The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes the direct cost of materials and, when applicable, labor costs, indirect costs incurred to transform raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

Commercial discounts, rebates obtained, and other similar entries are deducted in the determination of the acquisition price.

The net realizable value represents the estimate of the sales price, less all finishing estimated costs and costs which will be incurred in commercialization, sales, and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording an estimate with a charge to income when these are overstated. When a situation arises whereby the circumstances, which previously caused the rebate to cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

36

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.18	Inventory measurement, continued

The valuation of obsolete, impaired or slow-moving products relates to their net estimated, net realizable value.

Provisions on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density and humidity, among others).

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the average price method.

3.19	Investments in associates and joint ventures

Interests in companies on which joint control is exercised (joint venture) or where an entity has significant influence (associates) are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an investee.

Under this method, the investment is recognized in the statement of financial position at cost plus changes, subsequent to the acquisition, and considering the proportional share in the equity of the associate. For such purposes, the interest percentage in the ownership of the associate is used. The associated goodwill acquired is included in the carrying amount of the investee and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

Unrealized gains for transactions with affiliates or associates are eliminated considering the interest percentage the Company has on such entities. Unrealized losses are also eliminated, except if the transaction provides evidence of impairment loss of the transferred asset.

Changes in the equity of associates are recognized considering the proportional amounts with a charge or credit to “Other reserves” and classified considering their origin.

Reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued, suspending the recognition of proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected at zero value in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value, and the proportional share of profit or loss recognized in conformity with the share of equity are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

37

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.20	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity separate from equity attributable to the owners of the Parent.

3.21	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. Also, these transactions have been eliminated in consolidation. Expiration conditions for each case vary by virtue of the originating transaction.

3.22	Property, plant and equipment

Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.      Accrued interest expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

2.      The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as incurred.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

38

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.22	Property, plant and equipment, continued

The replacement of full assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period, and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from daily maintenance of property, plant and equipment are recognized when incurred.

3.23	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

In the case of mobile equipment depreciation is performed depending on the hours of operation

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property, plant and equipment	Minimum life or rate	maximum life or rate
Buildings	2	40
Machinery	2	25
Transport equipment	3	30
Furniture and fixtures	2	18
Office equipment	1	20
Production plants	1	25
Mining assets	2	20
Other property, plant and equipment	1	30

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

39

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.24	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests every time consolidated financial statements are issued, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.25	Intangible assets other than goodwill

Intangible assets mainly relate to water rights, trademarks, and rights of way related to electric lines, development expenses, and computer software licenses.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses of employees that develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

40

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.25	Intangible assets other than goodwill, continued

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean Government. Property rights are usually obtained with no initial cost (other than the payment of mining patents and minor recording expenses) and upon obtaining rights on these concessions, these are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

No impairment of intangible assets exists as of March 31, 2016 and December 31, 2015.

3.26	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the disbursement was made.

3.27	Prospecting expenses

The Company has mining property and concession rights from the Chilean Government and acquired from third parties other than the Chilean Government, destined to the exploitation of caliche ore and saltpeter deposits and also the exploration of this type of deposits.

Upon obtaining these rights, the Company initially records disbursements directly associated with the exploration and evaluation of deposits (associated with small deposits with trading feasibility) as asset at cost. Such disbursements include the following concepts:

-	Disbursements for geological reconnaissance evaluation

-	Disbursements for drilling

-	Disbursements for drilling work and sampling

-	Disbursements for activities related to technical assessment and trading feasibility of drilling work

-	And any disbursement directly related to specific projects where its objective is finding mining resources.

Subsequently, the Company distinguishes exploration and evaluation projects according to the economic feasibility of the mineral extracted in the area or exploration, among those that finally will deliver future benefits to the Company (profitable projects) and those projects for which it is not probable that economic benefit will flow to the Company in the future (i.e., when the mine site has low ore grade and its exploitation is not economically profitable).

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

41

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.27	Prospecting expenses, continued

If technical studies determine that the ore grade is not economically suitable for exploitation, the asset is directly expensed. Otherwise, it is held in the caption “other non-current assets”, reclassifying the portion related to the area to be exploited in the year in the caption inventories and such amount is amortized as production cost on the basis of estimated tons to be extracted.

The technical reasons for this classification correspond to the fact that this is an identifiable non-monetary asset that is owned to be used in the production of our processes as a main raw material. For this reason and because our disbursements correspond to proven reserves with a trading feasibility and used as main raw material in our production processes, these are presented as inventories that will be exploited within the commercial year and the remainder as development expenses for small deposits and prospecting expenses in the caption “other non-current assets”.

3.28	Impairment of non-financial assets

Assets subject to depreciation and amortization are subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

To determine the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

42

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.28	Impairment of non-financial assets, continued

For assets other than acquired goodwill, an annual evaluation is conducted of whether there are impairment loss indicators recognized previously that might have already decreased or ceased to exist. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

3.29	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by the unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year with a minimum of 30% of its profit, except when the Company records unabsorbed losses from prior years. However, the Company defines as policy the distribution of 50% of its profit for the year.

3.30	Earning per share

The net basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that assumes diluted earnings per share other than the basic earnings per share.

3.31	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried at amortized cost using the effective interest rate method.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

43

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.32	Interest-bearing borrowings

At initial recognition, interest-bearing borrowings are measured at fair value. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which they are accrued following a financial criterion.

3.33	Other provisions

Provisions are recognized when:

-	The Company has a present obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is maintaining provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

44

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.34	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force, formalized through collective employment agreements and individual employment contracts, except for the United States that is regulated in accordance with employment plans in force up to 2002.

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. This, considering criteria in force contained in the revised IAS 19.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 4.89% for the periods ended March 31, 2016 and December 31, 2015, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2016 and 2015. The net balance of this obligation is presented under the non-current provisions for employee benefits.

3.35	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 16).

3.36	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

45

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.36	Revenue recognition, continued

Revenue is recognized when its amount can be stated reliably. It is possible that the future economic rewards will flow to the entity and the specific conditions for each type of activity related revenue are complied with, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers. When the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.37	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

46

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.37	Finance income and finance costs, continued

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exist, the average financing rate of the subsidiary that makes the investment is utilized. Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

3.38	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

47

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.38	Income tax and deferred taxes, continued

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

3.39	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different from those of other segments that operate in other economic environments.

For assets and liabilities the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

48

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 3	Significant accounting policies (continued)

3.40	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Note 4	Financial risk management

4.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

Potentially, additional known or unknown risks may exist, of which we currently deem not to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of those risks.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

49

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 4	Financial risk management, continued

4.2	Risk factors

4.2.1	Market risk

Market risk refers to the uncertainty associated with fluctuations in market variables affecting the Company’s assets and liabilities, including:

a)	Country risk: The economic situation of the countries where the Company operates may affect its financial position. For example, sales conducted in emerging markets expose SQM to risks related to economic conditions and trends in those countries. In addition, inventories may also be affected by the economic scenario in such countries and/or the global economy, among other probable economic impacts.

b)	Price risk: The Company’s product prices are affected by the fluctuations in international prices of fertilizers and chemicals, as well as changes in productive capacities or market demand, all of which might affect the Company’s business, financial position and results of operations.

c)	Commodity price risk: The Company is exposed to changes in commodity prices and energy which may have an impact on its production costs that may cause unstable results.

As of to-date, the SQM Group incurs an annual expenditure of approximately US$100 million associated with fuel, gas, energy and equivalents and approximately US$64 million related to direct electrical supply consumption. A change of 10% in the prices of energy required for the Company’s operations may involve costs of approximately US$10 million in short-term movements.

The markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and price high volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products which the Company trades, vary mainly depending on the production of top producers and their related business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

d)	Quality standards: In the markets in which we operate, customers might impose quality standards on our products and/or governments could enact more stringent standards for the distribution and/or use of our products. Consequently, we might not be able to sell our products if we are not able to meet those new standards. In addition, our production costs might increase to meet such new standards. Not being able to sell our products in one or more markets or to key customers might significantly affect our business, financial position or the results of our operations.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

50

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 4	Financial risk management, continued

4.2.2	Credit risk

A contraction of the global economy and the potentially adverse effects in the financial position of our customers may extend the receivables recovery period for SQM, increasing its exposure to doubtful account risk. While measures have been taken to minimize such risk, the global economic situation may result in losses that might have a material adverse effect on the Company’s business, financial position or results of operations.

To mitigate these risks, SQM actively controls debt collection and has established certain safeguards which include loan insurance, letters of credit, and prepayments for a portion of receivables.

Financial investments correspond to time deposits with maturities exceeding 90 days and less than 360 days from the investment date, so they are not exposed to significant market risks. Derivative financial instruments are measured at fair value and are engaged only in the market in Chile.

4.2.3	Currency risk

As a result of its influence on price level determination as well as its relationship with cost of sales, and since a significant portion of the Company’s business transactions are performed in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose it to the foreign exchange fluctuations of several currencies with respect to the value of the U.S. dollar. Accordingly, SQM has entered into hedge contracts to mitigate the exposure generated by its main mismatches (assets, net of liabilities) in currencies other than the U.S. dollar against the foreign exchange fluctuation. These contracts are periodically updated depending on the mismatch amount to be hedged in such currencies. Occasionally, and subject to the Board of Directors’ approval, in the short-term the Company insures cash flows from certain specific items in currencies other than the U.S. dollar.

A significant portion of the Company’s costs, particularly payroll, is denominated in Chilean pesos. Accordingly, an increase or decrease in the exchange rate against the U.S. dollar would affect the Company’s profit for the period. Approximately US$ 316 million of the Company’s costs are denominated in Chilean pesos. A significant portion of the effect of such obligations on the statement of financial position is hedged by derivative instrument transactions on the balance mismatch in such currency.

As of March 31, 2016, the Company recorded derivative instruments classified as currency and interest rate hedges associated with all the bonds payable, denominated in UF, with a fair value of US$58 million against SQM. As of December 31, 2015, this amounts to US$75 million in against SQM.

As of March 31, 2016, the Chilean peso to U.S. dollar exchange rate was Ch$669.80 per US$1.00 (Ch$ 710.16 per US$ 1.00 as of December 31, 2015).

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

51

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 4	Financial risk management, continued

4.2.4	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has current and non-current debts valued at LIBOR, plus a spread. The Company is partially exposed to fluctuations in such rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to the LIBOR rate fluctuations.

As of March 31, 2016, approximately 13% of the Company’s financial liabilities are measured at LIBOR. Accordingly, any significant increase in this rate may have an impact on the Company’s financial position. A 100 basic point variation in this rate may trigger variations in financial expenses of close to US$ 0.23 million. However, this effect is significantly counterbalanced by the returns of the Company’s investments that are also strongly related to LIBOR.

In addition, as of March 31, 2016, the Company's financial liabilities are mainly concentrated in the long-term and approximately 23% have maturities of less than 12 months, decreasing in the process the exposure to changes in interest rates.

4.2.5	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of March 31, 2016, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$388 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

52

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 4	Financial risk management, continued

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

Note 5	Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

The Company had no changes in the determination of accounting estimates at the closing date of the consolidated financial statements.

5.2	Changes in accounting policies

As of March 31, 2016, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period.

The consolidated statements of financial position as of March 31, 2016 and December 31, 2015 and the statements of comprehensive income, changes in equity and cash flows for the periods ended March 31, 2016 and 2015, have been prepared in accordance with the Standards issued by the Chilean Superintendence of Securities and Insurance (SVS), which consider the International Financial Reporting Standards (IFRS), except for that indicated in Note 2.2, and the accounting principles and criteria have been applied consistently.

The accounting principles and criteria were applied consistently.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

53

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	03/31/2016	12/31/2015
	ThUS$	ThUS$

Assets	4,081,356	4,012,556
Liabilities	(1,713,081)	(1,672,771)
Equity	2,368,275	2,339,785

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada, collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.92% as of March 31, 2016 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.67
76.165.311-5	Potasios de Chile S.A.	6.91
96.863.960-9	Inversiones Global Mining (Chile) Limitada	3.34
Total Pampa Group		29.92

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

54

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of March 31, 2016 and December 31, 2015, the general information of the companies on which the Company exercises control and significant influence is as follows:

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6381	60.6381
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	Los Militares 4290 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda.	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 Of.131 Las Condes	Chile	US$	51.0000	-	51.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	1.0900	98.9100	100.0000

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

55

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	US$	1.0000	99.0000	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Antwerp, Belgium	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	0.0010	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

56

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdam	Netherlands	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Delhi, 110048	India	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

57

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 6	Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non- controlling interests.	Profit (loss) attributable to non-controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
		03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	(336)	1,551	8,443	8,107	-	1,946
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Soquimich Comercial S.A.	39.3616784%	174	2,605	49,717	49,897	-	1,303
Comercial Agrorama Ltda.	30%	39	3	263	292	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	1	5	2,274	2,274	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		(122)	4,164	60,698	60,571	-	3,249

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

58

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

	03/31/2016

Subsidiary	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	552,542	62,809	555,671	7,153	24,551	1,766	1,766
Proinsa Ltda.	157	1	-	-	-	-	-
SQMC Internacional Ltda.	204	-	-	-	-	(2)	(2)
SQM Potasio S.A.	111,302	904,592	33,431	22,191	2,773	57,217	57,387
Serv. Integrales de Tránsito y Transf. S.A.	51,907	63,135	86,822	6,325	5,734	(378)	(378)
Isapre Norte Grande Ltda.	485	706	461	144	774	33	48
Ajay SQM Chile S.A.	17,502	977	842	406	8,336	687	687
Almacenes y Depósitos Ltda.	279	44	1	-	-	(3)	65
SQM Salar S.A.	770,700	850,773	533,716	200,518	211,313	74,026	74,110
SQM Industrial S.A.	1,121,095	666,982	806,472	76,185	167,880	(3,488)	(2,139)
Exploraciones Mineras S.A.	527	31,457	5,714	-	-	(95)	(95)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S,A.	355	585	478	398	421	2	11
Soquimich Comercial S.A.	145,586	21,695	39,996	977	19,978	(444)	(405)
Comercial Agrorama Ltda.	10,167	1,626	10,886	31	2,951	(130)	(130)
Comercial Hydro S.A.	8,984	74	3	5	12	71	71
Agrorama S.A.	10,153	709	11,404	35	3,018	(237)	(237)
Orcoma SpA	2	2,356	13	-	-	(2)	(2)
Orcoma Estudio SpA	1,550	3,188	97	1	-	(2)	(2)
SQM North America Corp.	223,257	15,623	230,674	485	62,979	(6,869)	(8,130)
RS Agro Chemical Trading Corporation A.V.V.	5,192	-	-	-	-	(2)	(2)
Nitratos Naturais do Chile Ltda.	-	240	3,345	-	-	(81)	(81)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	105,150	3,539	-	-	(11,483)	(10,570)
SQM Peru S.A.	423	1	1,177	-	-	2	2
SQM Ecuador S.A.	15,644	140	14,659	35	6,522	201	201
SQM Brasil Ltda.	140	1	640	2,199	59	(92)	(92)
SQI Corporation N.V.	-	21	38	-	-	(2)	(2)
SQMC Holding Corporation L.L.P.	22,169	13,867	1,000	-	-	943	943
SQM Japan Co. Ltd.	2,773	226	449	530	719	215	215

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

59

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

03/31/2016
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	374,821	2,257	342,343	-	171,126	(9,910)	(9,910)
SQM Italia SRL	1,173	-	15	-	-	-	-
SQM Indonesia S.A.	4	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	-	-
SQM Virginia LLC	14,814	14,360	14,814	-	-	-	-
SQM Comercial de México S.A. de C.V.	103,601	1,932	79,151	-	50,034	(2,318)	(2,318)
SQM Investment Corporation N.V.	82,689	121	37,826	860	-	(7,418)	(7,418)
Royal Seed Trading Corporation A.V.V.	73,582	-	93,527	-	-	391	461
SQM Lithium Specialties LLP	15,766	3	1,264	-	-	-	-
Soquimich SRL Argentina	213	-	178	-	-	(9)	(9)
Comercial Caimán Internacional S.A.	262	-	1,122	-	-	1	1
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	259	136	798	99	625	192	192
SQM Nitratos México S.A. de C.V.	31	2	17	7	61	(3)	(3)
Soquimich European Holding B.V.	74,478	99,904	81,649	-	-	(11,927)	(11,014)
SQM Iberian S.A.	63,005	69	58,798	-	33,383	(1,064)	(1,064)
SQM Africa Pty Ltd.	95,860	1,346	85,870	-	12,781	(3,026)	(3,026)
SQM Oceania Pty Ltd.	2,873	-	880	-	683	77	77
SQM Agro India Pvt, Ltd.	1	-	1	-	-	(3)	(3)
SQM Beijing Commercial Co. Ltd.	3,356	39	550	-	1,772	641	641
SQM Thailand Limited	5,883	7	3,209	-	1,021	54	54
Total	3,992,013	2,867,305	3,143,694	318,584	789,506	77,531	79,900

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

60

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2015
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	521,948	69,159	531,903	7,913	146,731	(715)	(739)
Proinsa Ltda.	149	-	-	-	-	-	-
SQMC Internacional Ltda.	195	-	-	-	-	(1)	(1)
SQM Potasio S.A.	90,230	843,842	7,748	23,438	10,785	184,315	184,533
Serv. Integrales de Tránsito y Transf. S.A.	46,646	63,973	81,703	6,642	44,045	(12,450)	(12,316)
Isapre Norte Grande Ltda.	791	540	664	143	3,883	-	6
Ajay SQM Chile S.A.	17,044	942	879	563	38,414	3,165	3,165
Almacenes y Depósitos Ltda.	264	41	-	-	-	(12)	(77)
SQM Salar S.A.	639,804	871,339	474,225	201,581	762,058	193,367	193,300
SQM Industrial S.A.	1,030,937	702,192	741,820	83,751	685,634	19,144	11,224
Exploraciones Mineras S.A.	482	31,443	5,560	-	-	(666)	(666)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S,A.	296	550	423	364	2,299	(130)	12
Soquimich Comercial S.A.	138,413	22,447	33,058	1,037	162,582	6,618	6,301
Comercial Agrorama Ltda.	10,231	1,554	10,796	16	13,806	11	12
Comercial Hydro S.A.	9,014	87	122	-	50	460	460
Agrorama S.A.	12,848	595	13,759	16	15,131	(380)	(380)
Orcoma SpA	-	2,356	9	-	-	(8)	(8)
Orcoma Estudio SpA	2,059	2,931	347	-	-	9	9
SQM North America Corp.	200,156	16,348	201,343	-	255,455	(12,774)	(12,774)
RS Agro Chemical Trading Corporation A.V.V.	5,194	-	-	-	-	(7)	(7)
Nitratos Naturais do Chile Ltda.	2	229	3,255	-	-	618	618
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	115,720	3,539	-	-	4,882	303
SQM Peru S.A.	421	1	1,176	-	22	(104)	(104)
SQM Ecuador S.A.	19,660	147	18,883	35	16,778	447	447
SQM Brasil Ltda.	121	1	585	2,142	375	(2,694)	(2,694)
SQI Corporation N.V.	-	23	38	-	-	53	52
SQMC Holding Corporation L.L.P.	21,296	13,873	1,000	-	-	2,044	2,044
SQM Japan Co. Ltd.	2,327	211	239	495	2,861	159	159

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

61

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2015
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	315,642	2,111	273,123	-	530,912	(5,536)	(5,536)
SQM Italia SRL	1,124	-	14	-	-	-	-
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,814	14,360	14,814	-	-	(7)	(7)
SQM Comercial de México S.A. de C.V.	87,686	1,710	61,589	-	183,374	(3,399)	(3,399)
SQM Investment Corporation N.V.	81,328	130	29,054	861	-	17,865	17,865
Royal Seed Trading Corporation A.V.V.	72,828	-	93,235	-	-	(3,490)	(3,089)
SQM Lithium Specialties LLP	15,766	3	1,264	-	-	(7)	(7)
Soquimich SRL Argentina	243	-	199	-	-	(135)	(135)
Comercial Caimán Internacional S.A.	261	-	1,122	-	-	(5)	(5)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	167	-	635	227	3,094	(90)	(90)
SQM Nitratos México S.A. de C.V.	40	4	25	6	291	4	4
Soquimich European Holding B.V.	71,166	112,488	79,906	-	-	3,245	(1,881)
SQM Iberian S.A.	55,444	65	50,169	-	137,869	11	11
SQM Africa Pty Ltd.	94,508	1,372	81,552	-	88,247	4,945	4,945
SQM Oceania Pty Ltd.	2,357	-	440	-	2,378	(192)	(192)
SQM Agro India Pvt, Ltd.	3	-	-	-	-	(1)	(1)
SQM Beijing Commercial Co. Ltd.	2,827	43	608	-	5,373	(58)	(58)
SQM Thailand Limited	9,765	27	6,991	-	11,539	125	125
Total	3,602,747	2,893,008	2,827,968	329,230	3,123,986	398,625	381,428

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

62

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 6	Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

a)	Transactions conducted in 2016

As of March 31, 2016, there are no transactions conducted between subsidiaries.

b)	Transactions conducted in 2015

On August 5, 2015, the subsidiary SQM Brasil Ltda. made a capital contribution of ThUS$572 in its subsidiary Nitratos Naturais do Chile Ltda. As a result of such transaction, SQM Brasil Ltda. increased its interest from 0.001% to 70.82% in such company. SQM Industrial S.A. was not involved in such capital increase, decreasing its interest from 99.99% to 29.18%. This generated no effects on the consolidated profit or loss of SQM S.A.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

63

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 7	Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of March 31, 2016 and December 31, 2015, cash and cash equivalents are detailed as follows:

a) Cash	03/31/2016 ThUS$	12/31/20151 ThUS$

Cash on hand	101	87
Cash in banks	45,533	31,977
Other demand deposits	10,014	9,042
Total cash	55,648	41,106

b) Cash equivalents	03/31/2016 ThUS$	12/31/2015 ThUS$

Short-term deposits, classified as cash equivalents	60,850	84,662
Short-term investments, classified as cash equivalents	410,189	401,491
Total cash equivalents	471,039	486,153

Total cash and cash equivalents	526,687	527,259

7.2	Short-term investments, classified as cash equivalents

As of March 31, 2016 and December 31, 2015, short-term investments, classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	03/31/2016 MUS$	12/31/2015 MUS$

Legg Mason - Western Asset Institutional Cash Reserves	207,467	204,082
BlackRock - Institutional US Dollar Liquidity Fund	-	-
JP Morgan US dollar Liquidity Fund Institutional	202,722	197,409
Total	410,189	401,491

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

64

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 7	Cash and cash equivalents (continued)

7.3	Information on cash and cash equivalents by currency

As of March 31, 2016 and December 31, 2015, information on cash and cash equivalents by currency is detailed as follows:

Original currency	03/31/2016 MUS$	12/31/2015 MUS$
Chilean Peso (*)	52,048	2,656
US Dollar	457,862	512,809
Euro	10,992	4,245
Mexican Peso	287	1,439
South African Rand	3,114	4,123
Japanese Yen	2,022	1,690
Peruvian Sol	1	1
Brazilian Real	15	8
Chinese Yuan	1	272
Indonesian Rupiah	331	-
Indian Rupee	9	14
Thai Baht	-	1
Argentine Peso	1	1
Pound Sterling	4	-
Total	526,687	527,259

(*) The Company maintains financial derivative policies which allow dollarizing these term deposits in Chilean pesos.

7.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2015 and December 31, 2014, restricted cash balances are presented in Note 10.9.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

65

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2016 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	03/31/2016 ThUS$
Corpbanca	Fixed term	Ch$	0.36	23/03/2016	5/05/2016	20,311	19	20,330
Banco Crédito e Inversiones	Fixed term	Ch$	0.33	23/03/2016	5/05/2016	30,765	27	30,792
Citibank New York	Overnight	US$	0.01	31/03/2016	2/01/2016	182	-	182
Citibank New York	Overnight	US$	0.01	31/03/2016	2/01/2016	7,154	-	7,154
Citibank New York	Overnight	US$	0.01	31/12/2015	2/01/2016	246	-	246
BBVA Banco Francés	Fixed term	US$	0.27	3/03/2016	4/04/2016	208	-	208
ABN Amro Bank	On demand	Euro	-	31/03/2015	1/04/2016	1,298	-	1,298
Nedbank	On demand	US$	-	31/03/2016	1/04/2016	640	-	640
Total						60,804	46	60,850

2015 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2015 ThUS$
Banco Crédito e Inversiones	Fixed term	US$	0.50	12/23/2015	1/27/2016	50,000	6	50,006
Corpbanca	Fixed term	US$	0.65	12/22/2015	1/21/2016	25,000	4	25,004
Banco Crédito e Inversiones	Fixed term	Ch$	0.32	12/30/2015	1/14/2016	1,338	-	1,338
Banco Santander Santiago	Fixed term	Ch$	0.31	12/30/2015	1/14/2016	704	-	704
Banco Crédito e Inversiones	Fixed term	US$	0.30	12/11/2015	1/11/2016	1,000		1,000
Citibank New York	Overnight	US$	0.01	12/31/2015	1/2/2016	225	-	225
Citibank New York	Overnight	US$	0.01	12/31/2015	1/2/2016	614	-	614
BBVA Banco Francés	Fixed term	US$	19.00	12/2/2015	1/4/2016	236	-	236
ABN Amro Bank	On demand	Euro	-	12/31/2015	1/2/2016	1,240	-	1,240
Nedbank	On demand	US$	-	12/31/2015	1/2/2016	4,295	-	4,295
Total						84,652	10	84,662

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

66

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 8	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	03/31/2016 ThUS$	12/31/2015 ThUS$

Raw material reserves	5,114	4,844
Supplies for production reserves	41,167	29,353
Products-in-progress reserves	469,673	478,627
Finished product reserves	523,984	491,022
Total	1,039,938	1,003,846

As of March 31, 2016, the Company maintained inventories of caliche ore available for treatment for an amount of ThUS$ 32,958 and of ThUS$ 32,203 as of December 31, 2015.

Inventory reserves recognized as of March 31, 2016 amount to ThUS$80,122, and ThUS$80,369 as of December 31, 2015. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density and humidity, among others). Additionally, reserves are recognized if goods are sold cheaper than the related cost, and for differences that arise from inventory counts.

As of March 31, 2016, the sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$243,794 and to ThUS$1,070,387 as of December 31, 2015.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	03/31/2016 ThUS$	12/31/2015 ThUS$

Raw material reserves	93	93
Supplies for production reserves	920	920
Products-in-progress reserves	52,756	53,187
Finished product reserves	26,354	26,169

Total	80,123	80,369

The Company has not delivered inventory as collateral for the periods indicated above.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

67

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 9	Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended March 31, 2016, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.92% as of March 31, 2016 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.67
76.165.311-5	Potasios de Chile S.A.	6.91
96.863.960-9	Inversiones Global Mining (Chile) Ltda.	3.34
Total Pampa Group		29.92

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

68

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary

As of March 31, 2016 and December 31, 2015, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQI Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

69

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of March 31, 2016 and December 31, 2015, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland	Dutch Antilles	Euro	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Joint control
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Joint control
96.529.340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brasil Agroindustria	Brazil	US$	Joint control or significant influence
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Joint control or significant influence
Foreign	SQM Vitas Spain	Spain	Euro	Joint control or significant influence
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Joint control or significant influence
Foreign	Minera Exar S.A.	Argentina	US$	Joint venture
Foreign	SQM Vitas Southern Africa Pty.(1)	South Africa	US$	Joint control or significant influence

(1) During June 2015, SQM Vitas Fzco. sold the ownership it had in SQM Vitas Southern Africa Pty., generating a loss of ThUS$450.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

70

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 9	Related party disclosures (continued)

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of March 31, 2016 and December 31, 2015, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of March 31, 2016 and December 31, 2015, the detail of significant transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	03/31/2016 ThUS$	12/31/2015 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	2,133	17,842
Foreign	Ajay Europe S,A.R.L.	Associate	France	Sale of products	5,416	23,545
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,354	1,748
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	4,703	15,618
Foreign	Ajay North America LLC.	Associate	United States	Dividends	651	5,185
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	1,664	7,902
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	617	5,557
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Dividends	-	296
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	445	1,187
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	203	286
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of services	-	34
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	15,664	62,543
Foreign	Kowa Company Ltd.	Other related parties	Japan	Services received	234	(933)
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	8,378	32,019
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	5,576	34,586
Foreign	SQM Vitas Southern Africa Pty.	Joint control or significant influence	South Africa	Sale of products	-	2,187
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	549	1,060
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	-	22,624
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	593	4,012
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	4,510	8,587
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Sale of products	-	27

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

71

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 9	Related party disclosures (continued)

9.5	Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	03/31/2016	12/31/2015
					ThUS$	ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Ch$	604	377
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	2,119	2,338
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	6,339	3,031
Foreign	Ajay North America LLC.	Associate	United States	US$	3,295	2,538
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	1,178	772
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	-	9,314
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	20,640	23,465
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	6	6
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	16,450	19,156
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	14,356	16,026
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	540	750
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	18,206	21,464
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	54	52
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	553	-
Foreign	SQM Vitas Spain	Joint venture	Spain	Euro	1,415	566
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Holland	Euro	2
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	44	52
Total					85,799	99,907

9.6	Trade payables due to related parties, current:

Tax ID No.	Company.	Nature	Country of origin	Currency	03/31/2016 ThUS$	12/31/2015 ThUS$

Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Turkish lira	165	-
Foreign	SQM Vitas Fzco.	Joint venture	Arab Emirates	Arab Emirates dirham	-	251
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Holland	Euro	-	184
Total as of to-date					165	435

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

72

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management

1)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of which are independent directors, who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 24, 2015.

1.1	Shearman & Sterling and Ad-Hoc Committee

At its Extraordinary Meeting of February 26, 2015, the Board of Directors formed an Ad-Hoc Committee, which is currently composed of the Directors Robert A. Kirkpatrick, Wolf von Appen B. and the Chairman Edward J. Waitzer. The Board of Directors delegated in the Committee the authority required to perform its duties and empowered it so that at its discretion engages all legal and accounting advisory required and other independent external advisory services as it deems appropriate and that upon performing its duties reports to the Board of Directors on its conclusions and possible recommendations for courses of action. The Committee engaged the legal Advisory of the law firms Shearman & Sterling and Vial / Serrano, and the forensic services provided by FTI.

As of March 31, 2016, the Company has the following Committees:

-	Directors’ Committee: composed of Hernán Büchi B., Hans Dieter Linneberg A. and Edward J. Waitzer. Such Committee performs the duties contained in Article 50 bis of Law No. 18.046, the Chilean “Securities Act”.

-	Audit Committee: composed of Hernán Büchi B., Hans Dieter Linneberg A. and Edward J. Waitzer.

-	Health, Safety and Environmental Matters Committee: composed of Mrs. Joanne L. Boyes and Arnfinn F. Prugger and Wolf von Appen B.

-	Ad-Hoc Committee: composed of Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer.

-	Corporate Governance Committee: composed of Robert A. Kirkpatrick, Dieter Linneberg A. and Edward J. Waitzer.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management, except for that indicated in paragraph 10 below.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

73

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

2)	Directors’ Compensation

Directors’ compensation is detailed as follows:

a)	A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 200 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the respective month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.135% of profit for the period effectively earned by the Company during fiscal year 2015.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.06% of profit for the period effectively earned by the Company during fiscal years 2015.

d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal years ending December 31, 2015.

e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2016 amount to ThUS$445 (ThUS$ 2,769 as of December 31, 2015).

3)	Audit Committee

The remuneration of Directors Committee is composed of:

a)	A payment of a monthly, fixed and gross amount of UF 75 in favor of each of the three Directors who are a part of the Company’s Audit Committee, regardless of the number of meetings conducted during the respective month.

b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.02% of the Company’s profit for the period effectively earned by the Company during fiscal year 2015 and 2014.

4)	Health, Safety and Environmental Matters Committee, Ad-Hoc Committee and other Company’s Committees

Remuneration of such committees is composed of the payment of a fixed, gross, monthly amount of UF 50 for each director comprising such committees, regardless of the number of meetings held or not held during the related month or year.

5)	No guarantees have been constituted in favor of the directors.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

74

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

6)	Senior management compensation:

a)	As of March 31, 2016, the global compensation paid to the 99 main executives amounts to ThUS$8,006 and the global compensation paid to the 103 main executives as of December 31, 2015 amounted to ThUS$19,355. This includes monthly fixed salary and variable performance bonuses.

b)	The Company has a bonuses intermediate and biannual plan for compliance target and level of individual contribution to the Company’s profit or loss. These benefits are structured in a minimum and maximum of gross remunerations which are paid once a year or every two years.

7)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2012 and 2016 (see Note 16).

8)	No guarantees have been constituted in favor of the Company’s management.

9)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended March 31, 2016 and the year ended December 31, 2015 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

10)	In accordance with IAS 24, we should report that the Company's Director Mr. Wolf Von Appen B. is also a member of the Ultramar Group. As of March 31, 2016, the amount of transactions with this Group is approximately ThUS$782 (ThUS$7,854 as of December 31, 2015).

9.8	Key management personnel compensation

	03/31/2016	12/31/2015
	ThUS$	ThUS$

Key management personnel compensation	8,006	19,355

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

75

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments

Financial instruments in accordance with IAS 39 are detailed as follows:

10.1	Types of other financial assets

Description of other financial assets	03/31/2016 ThUS$	12/31/2015 ThUS$

Other current financial assets (1)	678,696	617,267
Derivatives (2)	7,606	19,058
Hedging assets	4,456	-
Total other current financial assets	690,758	636,325

Other non-current financial assets	2,737	486
Total other non-current financial assets	2,737	486

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.

(2)	Relate to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

(3)	The detail of other financial assets, non-current is as follows:

	03/31/2016 ThUS$	12/31/2015 ThUS$

Non-current investments not accounted for using the equity method of accounting	2,692	444
Other financial assets, non-current	45	42
Total other financial assets, non-current	2,737	486

Detail of other current financial assets

Institution	03/31/2016 ThUS$	12/31/2015 ThUS$
Banco Santander	154,260	175,433
Banco de Crédito e Inversiones	151,743	97,739
Banco de Chile	20,074	20,049
Corpbanca	129,422	122,951
Banco Itaú	106,188	80,830
Banco Security	20,354	24,861
Morgan Stanley	8,020	8,200
Scotiabank Sud Americano	79,598	78,180
HSBC Bank Chile	9,037	9,024
Total	678,696	617,267

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

76

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables

	03/31/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	272,642	-	272,642	279,590	-	279,590
Prepayments	8,232	-	8,232	9,155	-	9,155
Other receivables	13,916	1,008	14,924	13,480	1,050	14,530
Total trade and other receivables	294,790	1,008	295,798	302,225	1,050	303,275

	03/31/2016			12/31/2015
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	287,833	(15,191)	272,642	294,525	(14,935)	279,590
Trade receivables, current	287,833	(15,191)	272,642	294,525	(14,935)	279,590
Prepayments, current	11,032	(2,800)	8,232	11,955	(2,800)	9,155
Other receivables, current	15,923	(2,007)	13,916	15,476	(1,996)	13,480
Current trade and other receivables	314,788	(19,998)	294,790	321,956	(19,731)	302,225
Other receivables, non-current	1,008	-	1,008	1,050	-	1,050
Non-current receivables	1,008	-	1,008	1,050	-	1,050
Total trade and other receivables	315,796	(19,998)	295,798	323,006	(19,731)	303,275

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

77

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of March 31, 2016 and December 31, 2015, the detail of the unsecuritized portfolio is as follows:

03/31/2016
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	3,028	1,837	1,298	992	795	308	301	228	223	1,823	10,833
Portfolio under no renegotiated terms	241,349	22,031	4,777	2,152	1,745	793	3,100	134	94	6,824	282,999
Number of customers under renegotiated terms portfolio	39	396	144	51	17	6	31	25	8	275	992
Portfolio under renegotiated terms, gross	485	1,231	298	124	27	21	173	119	57	2,299	4,834
Total gross portfolio	241,834	23,262	5,075	2,276	1,772	814	3,273	253	151	9,123	287,833

12/31/2015
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	3,653	698	388	2,617	565	241	253	667	311	1,836	11,229
Portfolio under no renegotiated terms	249,892	13,268	1,484	9,572	2,720	19	264	6,159	1,067	6,340	290,785
Number of customers under renegotiated terms portfolio	17	1	551	38	8	1	3	7	6	235	867
Portfolio under renegotiated terms, gross	540	10	625	13	170	15	259	35	293	1,780	3,740
Total gross portfolio	250,432	13,278	2,109	9,585	2,890	34	523	6,194	1,360	8,120	294,525

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

78

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

The detail of allowances is as follows:

Provision and write-offs	03/31/2016 MUS$	12/31/2015 MUS$
Allowance for portfolio under no renegotiated terms	17,539	18,980
Allowance for portfolio with renegotiated terms	2,464	2,356
Write-offs for the period	(5)	(1,605)
Total	19,998	19,731

Credit risk concentration

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds of the Company in Chilean pesos and UF (and the exchange risk in Chilean pesos of the Company’s investment plans). As of March 31, 2016, the face value of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$325,972 and as of December 31, 2015 such contracts amounted to ThUS$331,853.

Hedging assets	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
March 31, 2016	2,237	5,159	(2,921)	701	2,220

Hedging liabilities	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
March 31, 2016	58.184	15.100	(2.126)	510	1.616

Hedging liabilities	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2015	74,786	(29,245)	86	96	182

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

79

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Hedging liabilities	Derivative instruments (IRS)	Effect on profit or loss for the period derivative instruments	Hedging reserve in gross equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$

March 31, 2016	315	(102)	(125)	(125)

December 31, 2015	283	(242)	(195)	(195)

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force As of March 31, 2016 and December 31, 2015.

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
C	56,447	UF	12/01/2026
H	191,638	UF	01/05/2018
M	46,463	UF	02/01/2017
O	68,339	UF	02/01/2017

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

80

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations for the purpose of which we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80% and 125%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. As of to date, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

10.4	Financial liabilities

Other current and non-current financial liabilities

As of March 31, 2016 and December 31, 2015, the detail is as follows:

	03/31/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank borrowings	177,664	140,000	317,664	178,183	140,000	318,183
Obligations with the public	264,811	1,058,644	1,323,455	221,092	1,077,172	1,298,264
Derivatives	11,969	-	11,969	981	-	981
Hedging liabilities	22,163	38,556	60,719	1,774	73,031	74,805
Total	476,607	1,237,200	1,713,807	402,030	1,290,203	1,692,233

Current and non-current borrowings

As of March 31, 2016 and December 31, 2015, the detail is as follows:

	03/31/2016	12/31/2015
	ThUS$	ThUS$
Long-term borrowings	140,000	140,000
Short-term borrowings	97,094	97,079
Current portion of long-term borrowings	80,570	81,104
Short-term loans and current portion of long-term borrowings	177,664	178,183
Total borrowings assumed	317,664	318,183

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

81

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank loans, current:

As of March 31, 2016 and December 31, 2015, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Subsidiary	Country	Tax ID No.	Financial institution	Country	Index	Repayment	Rate	Rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.81%	0.81%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.86%	0.86%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.79%	0.79%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	2.90%	2.90%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.83%	0.83%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.20%	1.20%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.43%	1.43%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.18%	1.18%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.75%	1.75%

		03/31/2016			03/31/2016
Debtor	Creditor	Nominal amounts			Current amounts
Subsidiary	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing Costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	19	20,000	20,019	-	20,019
SQM.S.A.	Banco Estado	20,000	-	20,000	20,011		20,011	-	20,011
SQM.S.A.	Scotiabank Sud Americano	-	17,000	17,000	12	17,000	17,012	-	17,012
SQM S.A.	Banco Estado NY Branch	-	-	-		192	192	-	192
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	23	20,000	20,023	-	20,023
SQM Industrial S.A.	Banco Estado	-	20,000	20,000		20,029	20,029	-	20,029
Royal Seed Trading Corporation A.V.V.	Bank of America	-	40,000	40,000	282	40,000	40,282	(33)	40,249
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	20,000	20,000	111	20,000	20,111	(37)	20,074
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	20,000	98	20,000	20,098	(43)	20,055
Total		20,000	157,000	177,000	20,556	157,221	177,777	(113)	177,664

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

82

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or
Tax ID No	Subsidiary	Country	Tax ID No.	Financial institution	Country	adjustment index	Repayment	Effective rate	Nominal Rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.57%	0.57%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.70%	0.70%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.58%	0.58%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	1.94%	2.54%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.57%	0.57%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.44%	0.44%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.43%	1.30%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.18%	1.05%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.75%	1.39%

		12/31/2015			12/31/2015
Debtor	Creditor	Nominal amounts			Current amounts
Subsidiary	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	13	20,000	20,013	-	20,013
SQM.S.A.	Banco Estado	-	20,000	20,000	9	20,000	20,009	-	20,009
SQM.S.A.	Scotiabank Sud Americano	-	17,000	17,000	8	17,000	17,008	-	17,008
SQM S.A.	Banco Estado NY Branch	-	-	-	1,067	-	1,067	-	1,067
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	16	20,000	20,016	-	20,016
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,032	-	20,032	-	20,032
Royal Seed Trading Corporation A.V.V.	Bank of America	-	40,000	40,000	-	40,137	40,137	(49)	40,088
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	20,000	20,000	-	20,052	20,052	(54)	19,998
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	20,000	-	20,010	20,010	(58)	19,952
Total		20,000	157,000	177,000	21,145	157,199	178,344	(161)	178,183

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

83

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of March 31, 2016 and December 31, 2015, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or Adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Subsidiary	País					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	4/15/2016	US$	Semiannual	Upon maturity	9.19%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	4/21/2016	US$	Semiannual	Upon maturity	5.89%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	1/28/2016	US$	Semiannual	Upon maturity	4.62%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	4/3/2016	US$	Semiannual	Upon maturity	3.93%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	6/1/2016	UF	Semiannual	Semiannual	6.53%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	1/5/2016	UF	Semiannual	Semiannual	5.22%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	2/1/2016	UF	Semiannual	Upon maturity	4.83%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	2/1/2016	UF	Semiannual	Upon maturity	3.97%	3.80%

			03/31/2016			03/31/2016
			Nominal maturities			Current maturities
Subsidiary	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond Issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S,A,	Chile	ThUS$200,000	200,000	-	200,000	205,649	-	205,649	-	205,649
SQM S,A,	Chile	ThUS$250,000	-	-	-	6,111	-	6,111	(386)	5,725
SQM S,A,	Chile	ThUS$250,000	-	-	-	-	1,914	1,914	(433)	1,481
SQM S,A,	Chile	ThUS$300,000	-	-	-	5,377	-	5,377	(615)	4,762
SQM S,A,	Chile	C	2,890	2,891	5,781	3,729	2,891	6,620	-	6,620
SQM S,A,	Chile	H	-	-	-	-	1,783	1,783	(139)	1,644
SQM S,A,	Chile	M	-	38,537	38,537	-	38,747	38,747	(113)	38,634
SQM S,A,	Chile	O	-	-	-	-	363	363	(67)	296
Total			202,890	41,428	244,318	220,866	45,698	266,564	(1,753)	264,811

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

84

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Subsidiary	País					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	4/15/2016	US$	Semiannual	Upon maturity	9.19%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	4/21/2016	US$	Semiannual	Upon maturity	5.89%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	1/28/2016	US$	Semiannual	Upon maturity	4.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	4/3/2016	US$	Semiannual	Upon maturity	3.93%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	6/1/2016	UF	Semiannual	Semiannual	6.52%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	1/5/2016	UF	Semiannual	Semiannual	5.20%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	2/1/2016	UF	Semiannual	Upon maturity	4.32%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	2/1/2016	UF	Semiannual	Upon maturity	3.97%	3.80%

			12/31/2015			12/31/2015
			Nominal maturities			Current maturities
Subsidiary	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond Issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S,A,	Chile	ThUS$200,000	-	200,000	200,000	-	202,586	202,586	(73)	202,513
SQM S,A,	Chile	ThUS$250,000	-	-	-	-	2,674	2,674	(386)	2,288
SQM S,A,	Chile	ThUS$250,000	-	-	-	4,648	-	4,648	(433)	4,215
SQM S,A,	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(614)	2,044
SQM S,A,	Chile	C	-	5,413	5,413	-	5,610	5,610	-	5,610
SQM S,A,	Chile	H	-	-	-	3,417	-	3,417	(139)	3,278
SQM S,A,	Chile	M	-	-	-	492	-	492	(130)	362
SQM S,A,	Chile	O	-	-	-	849	-	849	(67)	782
Total			-	205,413	205,413	9,406	213,528	222,934	(1,842)	221,092

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

85

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Types of interest-bearing borrowings, non-current

Non-current interest-bearing borrowings as of March 31, 2016 and December 31, 2015 are detailed as follows:

Debtor			Creditor			Currency or adjustment	Repayment	Effective rate	Nominal rate
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	1.53%	2.90%

		Nominal non-current maturities				Non-current maturities
		03/31/2016				03/31/2016
Subsidiary	Financial institution	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Total	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Subtotal	Borrowings costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	140,000	-	-	140,000	140,000	-	-	140,000	-	140,000
Total		140,000	-	-	140,000	140,000	-	-	140,000	-	140,000

Debtor			Creditor			Currency or	Repayment	Effective	Nominal
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	adjustment index		rate	Rate
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	1.94%	2.54%

		Nominal non-current maturities				Non-current maturities
		12/31/2015				12/31/2015
Subsidiary	Financial institution	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Total	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Subtotal	Borrowings costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	140,000	-	-	140,000	140,000	-	-	140,000	-	140,000
Total		140,000	-	-	140,000	140,000	-	-	140,000	-	140,000

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

86

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of March 31, 2016 and December 31, 2015 is detailed as follows:

							Periodicity
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	9.19%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.89%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.62%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.93%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	6.53%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.22%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.97%	3.80%

Nominal non-current maturities 03/31/2016							Non-current maturities 03/31/2016
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond Issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MMUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(1,193)	248,807
MMUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,394)	246,606
MMUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(3,690)	296,310
C	5,781	5,781	5,781	5,781	34,682	57,806	5,781	5,781	5,781	5,781	34,682	57,806	-	57,806
H	-	-	-	-	154,148	154,148	-	-	-	-	154,148	154,148	(1,775)	152,373
O	-	-	-	-	57,805	57,805	-	-	-	-	57,805	57,805	(1,063)	56,742
Total	5,781	5,781	255,781	5,781	796,635	1,069,759	5,781	5,781	255,781	5,781	796,635	1,069,759	(11,115)	1,058,644

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

87

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds, continued

As of March 31, 2016 and December 31, 2015, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

							Periodicity
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	9.19%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.89%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.93%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	6.53%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.20%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	4.32%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.97%	3.80%

Nominal non-current maturities 12/31/2015							Non-current maturities 12/31/2015
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond Issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MMUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(1,290)	248,710
MMUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,502)	246,498
MMUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(3,843)	296,157
C	5,413	5,413	5,413	5,413	32,482	54,134	5,413	5,413	5,413	5,413	32,482	54,134	-	54,134
H	-	-	-	-	144,357	144,357	-	-	-	-	144,357	144,357	(1,810)	142,547
M	36,089	-	-	-	-	36,089	36,089	-	-	-	-	36,089	(17)	36,072
O	-	-	-	-	54,134	54,134	-	-	-	-	54,134	54,134	(1,080)	53,054
Total	41,502	5,413	255,413	5,413	780,973	1,088,714	41,502	5,413	255,413	5,413	780,973	1,088,714	(11,542)	1,077,172

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

88

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

Bonds

On the 31 of March 2016 and the 31st of December 2015, short term bonds of MUS$264,811 and MUS$221,092 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date, excluding bond issue costs. The non-current portion consisted of MUS$1,058,644 on the 31 of March 2016 and MUS$1,077,172 on the 31st December 2015, corresponding to the issuance of series C bonds, Single series bonds (ThUS$200), series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250) excluding debt issue costs.

As of March 31, 2016 and December 31, 2015, the details of each issuance are as follows:

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

As of March 31, 2016 and December 31, 2015, the Company has made the following payments with a charge to the Series C bonds:

Payments made	03/31/2016	12/31/2015
	MUS$	MUS$
Principal payment	-	5,729
Interest payment	-	3,570

Single series first issue ThUS$200,000

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of March 31, 2016 and December 31, 2015, the Company has made the following payments with a charge to the Single Series bonds:

Payments made	03/31/2016 ThUS$	12/31/2015 ThUS$
Payments of interest	-	12,250

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

89

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of March 31, 2016 and December 31, 2015, the Company has made the following payments with a charge to the Series G and H bonds:

Payments made	03/31/2016 ThUS$	12/31/2015 ThUS$
Payments of interest, Series H bonds	3,461	7,696

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

90

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of March 31, 2016 and December 31, 2015, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	03/31/2016 ThUS$	12/31/2015 ThUS$
Interest payment	-	13,750

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%, and Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of March 31, 2016, and December 31, 2015 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	03/31/2016 ThUS$	12/31/2015 ThUS$
Payment of interest, Series M bonds	590	1,248
Payment of interest, Series O bonds	1,019	2,153

Single series bonds, third issue ThUS$300,000

On April 3, 2013 in the United States, the Company issued a non-guaranteed bond with a value of US$ 300 million. The bond is for a 10 year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of March 31, 2016 and December 31, 2015, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	03/31/2016 ThUS$	12/31/2015 ThUS$
Payment of interest	-	10,875

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

91

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$ 250

On October 23, 2014, the Company informed the Chilean Superintendence of Securities and Insurance that Sociedad Química y Minera de Chile S.A. agreed to issue and place unsecured bonds of ThUS$ 250,000 in international markets. This, essentially, maturing in 2025 with a cover annual interest rate of 4.375% equivalent to a spread of 215 basis points on comparable US Treasury bonds, which were offered to the investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of March 31, 2016 and December 31, 2015, the following payments have been made.

Payments made	03/31/2016 ThUS$	12/31/2015 ThUS$
Payment of interest	5,469	8,203

10.5	Trade and other payables

	03/31/2016			12/31/2015
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	126.196	-	126.196	136,668	-	136,668
Other accounts payable	207	-	207	172	-	172
Total	126.403	-	126.403	136,840	-	136,840

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of March 31, 2016, the Company has purchase orders amounting to ThUS$19,164 (ThUS$15,888 as of December 31, 2015).

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

92

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	03/31/2016 ThUS$	Effect on profit or loss as of 03/31/2016	12/31/2015 ThUS$	Effect on profit or loss as of 12/31/2015
		ThUS$		ThUS$
Current
Derivative instruments (IRS)	315	(102)	283	(242)
	315	(102)	283	(242)

Balances in the column effect on profit or loss consider the effects of agreements which were in force as of March 31, 2016, including derivatives, received during the year.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

93

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories

a)	Financial Assets

	03/31/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial assets measured at amortized cost	678,696	-	678,696	617,267	-	617,267
Investments held-to-maturity measured at amortized cost	-	2,737	2,737	-	486	486
Loans and receivables measured at amortized cost	294,790	1,008	295,798	302,225	1,050	303,275
Total financial assets measured at amortized cost	973,486	3,745	977,231	919,492	1,536	921,028

Financial assets at fair value through profit or loss	12,062	-	12,062	19,058	-	19,058
Total financial assets at fair value	12,062	-	12,062	19,058	-	19,058
Total financial assets	985,548	3,745	989,293	938,550	1,536	940,086

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

94

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)	Financial liabilities

	03/31/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial liabilities at fair value through profit or loss	34,132	38,556	72,688	2,755	73,031	75,786
Financial liabilities at fair value through profit or loss	34,132	38,556	72,688	2,755	73,031	75,786

Financial liabilities measured at amortized cost	568,878	1,198,644	1,767,522	536,115	1,217,172	1,753,287
Total financial liabilities measured at amortized cost	568,878	1,198,644	1,767,522	536,115	1,217,172	1,753,287
Total financial liabilities	603,010	1,237,200	1,840,210	538,870	1,290,203	1,829,073

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

95

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards: Are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: The value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the present market value of secured and unsecured long-term obligations; bonds denominated in local currency (Ch$/UF) and foreign currency (US$), credits denominated in foreign currency (US$), which is classified under Level 2 in the fair value hierarchy established by IFRS.

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the ‘Asociación de Bancos e Instituciones Financieras’ (ABIF) (Association of Banks and Financial Institutions’).

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

96

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.9	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of March 31, 2016 and December 31, 2015, assets pledged as guarantees are as follows:

Restricted cash	03/31/2016 ThUS$	12/31/2015 ThUS$
Isapre Norte Grande Ltda.	657	496
Total	657	496

10.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	Other current financial liabilities are considered at fair value equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

97

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 10	Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	03/31/2016		12/31/2015
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	526,687	526,687	527,259	527,259
Current trade and other receivables	294,790	294,790	302,225	302,225
Receivables due from related parties, current	85,799	85,799	99,907	99,907
Other financial assets, current:
- Time deposits	678,696	678,696	617,267	617,267
- Derivative instruments	7,606	7,606	19,058	19,058
- Hedging assets	4,456	4,456	-	-
Total other current financial assets	690,758	690,758	636,325	636,325
Non-Current Trade Receivables	1,008	1,008	1,050	1,050
Other non-current financial assets:	2,737	2,737	486	486
Other non-current financial assets:	2,737	2,737	486	486
Other financial liabilities, current:
- Bank loans	177,664	177,664	178,183	178,183
- Derivative instruments	11,969	11,969	981	981
- Hedging liabilities	22,163	22,163	1,774	1,774
- Unsecured obligations	264,811	264,811	221,092	221,092
Other financial liabilities, current	476,607	476,607	402,030	402,030
Current and non-current accounts payable	126,403	126,403	136,840	136,840
Payables due to related parties, non-current	165	165	435	435
Other non-current financial liabilities:
- Bank loans	140,000	140,038	140,000	160,265
- Unsecured obligations	1,058,644	1,229,607	1,077,172	1,221,002
- Non-current hedging liabilities	38,556	38,556	73,031	73,031
Other non-current financial liabilities:	1,237,200	1,408,201	1,290,203	1,454,298

Fair value hierarchy

Fair value hierarchies are as follows:

a)	Level 1: When only quoted (unadjusted) prices have been used in active markets.

b)	Level 2: When in a phase in the valuation process variable other than prices quoted in Level 1 have been used which are directly observable in markets.

c)	Level 3: When in a phase in the valuation process variable which are not based in observable market data have been used.

The valuation technique used to determine the fair value of our hedging instruments is that indicated for Level 2.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

98

Notes to the Consolidated Financial Statements as of March 31, 2016.

10.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

99

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 11	Equity-accounted investees

11.1	Investments in associates recognized according to the equity method of accounting

As of March 31, 2016 and December 31, 2015, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales de Magnesio Ltda,	1,615	1,535	170	819	-	-	170	819
Abu Dhabi Fertilizer Industries WWL	12,133	11,766	444	1,455	-	455	444	1,910
Doktor Tarsa Tarim Sanayi AS	18,268	15,032	2,232	2,505	-	-	2,232	2,505
Ajay North America	12,961	12,913	772	3,600	-	-	772	3,600
Ajay Europe SARL	6,862	7,202	248	1,732	8	(21)	256	1,711
SQM Eastmed Turkey	68	70	-	(4)	-	-	-	(4)
Charlee SQM Thailand Co. Ltd,	1,550	1,318	22	122	2	89	24	210
Total	53,457	49,836	3,888	10,229	10	523	3,898	10,751

	Description of the nature of the		Country of	Share of ownership in	Dividends received
Associate	relationship	Domicile	incorporation	associates	03/31/2016	12/31/2015
					ThUS$	ThUS$

Sales de Magnesio Ltda.	Commercialization of magnesium salts.	El Trovador 4285, Las Condes	Chile	50%	203	286
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	651	5,185
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1,354	1,748
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	296

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

100

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 11	Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

03/31/2016
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,669	1,035	2,439	36	3,439	341	-	341
Abu Dhabi Fertilizer Industries WWL	33,646	2,453	3,307	-	11,691	1,201	-	1,201
Doktor Tarsa Tarim Sanayi AS	83,557	7,829	54,850	-	34,083	4,464	-	4,464
Ajay North America	19,678	10,603	3,828	-	10,720	1,575	-	1,575
Ajay Europe SARL	21,877	1,735	9,887	-	10,801	497	16	513
SQM Eastmed Turkey	950	370	27	1,157	-	-	-	-
Charlee SQM Thailand Co. Ltd.	7,932	572	4,630	-	994	54	6	60
Total	172,309	24,597	78,968	1,193	71,728	8,132	22	8,154

12/31/2015
	Assets		Liabilities		Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,141	825	1,881	16	11,982	1,638	-	1,638
Abu Dhabi Fertilizer Industries WWL	33,770	2,529	4,499	-	46,609	3,932	1,230	5,162
Doktor Tarsa Tarim Sanayi AS	103,099	7,555	80,588	-	64,374	5,009	-	5,009
Ajay North America	18,651	10,619	2,917	-	43,453	7,347	-	7,347
Ajay Europe SARL	18,979	1,661	6,239	-	40,484	3,464	(42)	3,422
SQM Eastmed Turkey	976	380	27	1,189	-	(8)	-	(8)
Charlee SQM Thailand Co. Ltd.	7,418	566	4,687	-	12,524	304	222	526
Total	187,034	24,135	100,838	1,205	219,516	21,686	1,410	23,096

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

101

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 11	Investment in Associates (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company presents no investments unaccounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of March 31, 2016 and December 31, 2015.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

Note 12	Joint Ventures

12.1	Policy for the accounting of equity accounted investment in joint ventures

The method for the recognition of joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor. Profit or loss for the period of the investor will collect the portion which belongs to it in the results of the controlled entity as a whole.

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2016

On March 28, 2016, Sociedad Química y Minera de Chile S.A. entered into an agreement to enter a joint venture with Lithium Americas Corp to develop the Cauchari-Olaroz lithium project in Argentina.

SQM S.A. made a capital contribution of ThUS$25,000 in exchange for 50% of the ownership of Minera Exar S.A.

b)	Operations conducted in 2015

During June 2015, SQM Vitas Fzco. sold the ownership it had in SQM Vitas Southern Africa Pty., generating a loss of ThUS$450.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

102

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	in ownership	03/31/2016	12/31/2015
					ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-

Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-

SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-

SQM Star Qingdao Corp Nutrition. Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-

SQM Vitas Brazil Agroindustria	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-

SQM Vitas Southern Africa Pty.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	33 Waterford Office Park Waterford Drive Fourways, 2055 South Africa	South Africa	50%	-	-

SQM Vitas Peru S.A.C.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-

SQM Vitas Spain	Production and commercialization of specialty plant nutrition	C/Manuel Echeverria Manzana 2 Muelle de la Cab ( Puerto Real )	Spain	50%	-	-

SQM Vitas Holland	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-

SQM Vitas Plantacote B.V.	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-

Minera Exar S.A.	Exploration and exploitation of minerals, processing and trading of such minerals	Dr. Sabín 1082 Ciudad de Nieva – San Salvador de Jujuy- Jujuy- República Argentina	Argentina	50%	-	-

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

103

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	12,833	13,257	(501)	(845)	-	(12)	(501)	(857)
Coromandel SQM India	1,069	962	-	88	-	-	-	88
SQM Vitas Fzco,	14,214	11,604	2,127	369	270	9,686	2,397	10,055
SQM Star Qingdao Corp. Nutrition Co. Ltd.	2,543	2,462	81	495	-	-	81	495
SQM Vitas Holland	1,382	1,181	149	(10)	-	-	149	(11)
Minera Exar S.A.	25,000	-	-		-	-	-	-
Total	57,041	29,466	1,856	97	270	9,674	2,126	9,770

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil (1)	6,763	3,722	2,511	(72)	401	-	2.912	(36)
SQM Vitas Peru (1)	6,452	5,061	1,253	786	138	-	1.391	393
SQM Vitas Southern Africa (1)	-	-	-	-	-	-	-	-
SQM Vitas Spain (2)	1,606	1,182	373	(251)	-	-	373	109
SQM Vitas Plantacote B.V. (2)	742	3,598	(64)	215	-	-	(64)	(125)
Total	15,563	13,563	4,073	678	539	-	4,612	341

The following companies are subsidiaries of

(1)	SQM Vitas Fzco.
(2)	SQM Vitas Holland

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

104

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 12	Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from joint ventures:

	03/31/2016
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	52,049	7,842	34,225	-	7,025	(1,002)	-	(1,002)
Coromandel SQM India	3,511	924	2,226	70	-	-	-	-
SQM Vitas Fzco.	16,861	14,739	3,174	-	4,700	4,255	539	4,794
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,430	227	570	-	1,885	161	-	161
SQM Vitas Brazil	30,294	7,478	31,010	-	17,211	2,512	401	2,913
SQM Vitas Peru	23,870	8,732	21,554	4,594	8,758	1,253	138	1,391
SQM Vitas Spain	3,112	728	2,234	-	6,519	373	-	373
SQM Vitas Holland	440	2,348	24	-	-	298	-	298
SQM Vitas Plantacote B.V.	785	-	43	-	-	(64)	-	(64)
Total	136,352	43,018	95,060	4,664	46,098	7,786	1,078	8,864

	12/31/2015
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	56,053	8,023	37,563	-	65,929	(1,689)	(24)	(1,713)
Coromandel SQM India	3,738	924	2,668	70	5,816	176	-	176
SQM Vitas Fzco.	14,096	10,575	1,464	-	17,893	738	19,371	20,109
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,100	202	377	-	10,539	990	-	990
SQM Vitas Brazil	32,449	6,638	35,365	-	67,870	(72)	-	(72)
SQM Vitas Peru	24,432	6,562	25,933	-	45,739	786	-	786
SQM Vitas Spain	1,662	729	1,208	-	11,875	218	-	218
SQM Vitas Holland	428	1,955	18	-	-	(21)	-	(21)
SQM Vitas Plantacote B.V.	802	-	30	-	-	(250)	-	(250)
Total	138,760	35,608	104,626	70	225,661	876	19,347	20,223

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

105

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 12	Joint Ventures (continued)

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	5,948	737	13,999	13,955	-	-
Coromandel SQM India	63	63	1,027	1,027	-	-
SQM Vitas Fzco.	7,673	7,574	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	3,334	3,870	-	-	-	-
SQM Vitas Brazil	1,401	827	11,661	11,215	-	-
SQM Vitas Peru	159	160	-	-	-	-
SQM Vitas Spain	1,448	272	-	-	-	-
SQM Vitas Holland	440	428	-	-	-	-
SQM Vitas Plantacote B.V.	785	802	-	-	-	-
Total	21,251	14,733	26,687	26,197	-	-

	Depreciation and amortization expense		Interest expense		Income tax expense, continuing operations
	03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	(172)	(687)	(1)	(241)	105	233
Coromandel SQM India	-	(69)	-	(73)	-	(89)
SQM Vitas Fzco.	(269)	(1,067)	(5)	(10)	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(15)	(66)	-	(2)	(51)	(378)
SQM Vitas Brazil	(97)	(29)	(503)	(1,651)	(35)	(49)
SQM Vitas Peru	(16)	(29)	(1)	-	(38)	(370)
SQM Vitas Spain	(32)	(116)	(1)	(4)	-	(73)
SQM Vitas Holland	-	-	-	(2)	-	-
SQM Vitas Plantacote B.V.	-	-	(1)	(3)	-	-
Total	(601)	(2,063)	(512)	(1,986)	(19)	(726)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

106

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 13	Intangible assets and goodwill

13.1	Balances

	03/31/2016	12/31/2015
	ThUS$	ThUS$
Intangible assets other than goodwill	109,675	110,428
Goodwill (1)	38,088	38,388
Total	147,763	148,816

(1)	The recoverable amount of the cash-generating unit has been determined based on a calculation of the value in use which used cash flow projections for a 5-year period.

The present value of the future cash flows generated by these assets has been estimated given a variance in sales volumes, market prices and costs, discounted at weighted average cost of capital (WACC).

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of March 31, 2016 and December 31, 2015 are detailed as follows:

		03/31/2016
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	23,251	(14,202)	9,049
Intellectual property rights, patents and other industrial property rights, service	Finite	1,466	(995)	471
Intellectual property rights, patents and other industrial property rights, service	Indefinite	96,503	-	96,503
Other intangible assets	Indefinite	3,652	-	3,652
Intangible assets other than goodwill		128,693	(19,018)	109,675
Goodwill	Indefinite	38,088	-	38,088
Total intangible assets and goodwill		166,781	(19,018)	147,763

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

107

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2015
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	23,251	(13,438)	9,813
Intellectual property rights, patents and other industrial property rights, service	Finite	1,448	(984)	464
Intellectual property rights, patents and other industrial property rights, service	Indefinite	96,500	-	96,500
Other intangible assets	Indefinite	3,651	-	3,651
Intangible assets other than goodwill		128,671	(18,243)	110,428
Goodwill	Indefinite	38,388	-	38,388
Total intangible assets and goodwill		167,059	(18,243)	148,816

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the lifetime or the number of productive units or other similar variables which constitute its useful life.

The estimated useful life for software is 3 and 6 years, for other finite useful life assets the period in which they are amortized relates to periods defined by contracts or rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and are obtained as indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and estimated tons to be extracted in the case of mining claims.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

108

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	Indefinite

Intangible assets other than goodwill	Indefinite	Indefinite

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years

Trademarks	1 year	5 years

Software	2 years	6 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

e)	Other information to disclose on intangible assets

SQM has property rights and mining concessions of the Chilean Government, intended for the exploration and exploitation of saltpeter and brine. Such rights, have had no initial cost over registration costs, which are insignificant.

Also, SQM has acquired from third-parties other than the Chilean Government, mining concessions, which have been recognized at acquisition cost, which are amortized as the corresponding area is exploited based on the tons estimated to be extracted.

Expenses prior to obtaining the mining concessions are recognized in profit or loss for the year as incurred.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

109

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of March 31, 2016:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	23,251	1,448	96,500	3,651	38,388	167,059
Additions	-	16	6	-	-	-	22
Other increases (decreases)	-	(16)	12	3	1	(300)	(300)

Final balance	3,821	23,251	1,466	96,503	3,652	38,088	166,781

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(13,438)	(984)	-	-	-	(18,243)
Additions	-	(2)	-	-	-	-	(2)
Amortization	-	(762)	(11)	-	-	-	(773)
Other increases (decreases)	-	-	-	-	-	-	-

Final balance	(3,821)	(14,202)	(995)	-	-	-	(19,018)

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

110

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of March 31, 2016, continued

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	9,813	464	96,500	3,651	38,388	148,816
Additions	-	14	6	-	-	-	20
Amortization	-	(762)	(11)	-	-	-	(773)
Other increases (decreases)	-	(16)	12	3	1	(300)	(300)

Final balance	-	9,049	471	96,503	3,652	38,088	147,763

g)	Movements in identifiable intangible assets as of December 31, 2015:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	23,062	1,524	97,386	3,698	38,388	167,879
Additions	-	189	15	-	-	-	204
Other increases (decreases)	-	-	(91)	(886)	(47)	-	(1,024)

Final balance	3,821	23,251	1,448	96,500	3,651	38,388	167,059

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

111

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2015:

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(9,996)	(939)	-	-	-	(14,756)
Additions	-	-	-	-	-	-	-
Amortization	-	(3,432)	(45)	-	-	-	(3,477)
Other increases (decreases)	-	(10)	-	-	-	-	(10)

Final balance	(3,821)	(13,438)	(984)	-	-	-	(18,243)

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	13,066	585	97,386	3,698	38,388	153,123
Additions	-	189	15	-	-	-	204
Amortization	-	(3,432)	(45)	-	-	-	(3,477)
Other increases (decreases)	-	(10)	(91)	(886)	(47)	-	(1,034)

Final balance	-	9,813	464	96,500	3,651	38,388	148,816

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

112

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 14	Property, plant and equipment

As of March 31, 2016 and December 31, 2015, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

Description of types of property, plant and equipment	03/31/2016 MUS$	12/31/2015 MUS$
Property, plant and equipment, net
Land	34,616	34,589
Buildings	123,142	128,375
Machinery	375,901	393,461
Transport equipment	10,603	14,766
Furniture and fixtures	7,862	8,516
Office equipment	6,408	6,168
Production plants	86,309	80,027
Mining assets	37,729	41,392
Constructions in progress	172,269	151,831
Other property, plant and equipment (1)	790,803	824,451
Total	1,645,642	1,683,576
Property, plant and equipment, gross
Land	34,616	34,589
Buildings	264,724	264,645
Machinery	1,212,589	1,211,927
Transport equipment	79,987	79,979
Furniture and fixtures	37,707	37,492
Office equipment	39,145	38,285
Production plants	185,108	171,769
Mining assets	228,241	228,240
Constructions in progress	172,269	151,831
Other property, plant and equipment	1,795,925	1,804,515
Total	4,050,311	4,023,272

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	141,582	136,270
Accumulated depreciation and impairment of machinery	836,688	818,466
Accumulated depreciation and impairment of transport equipment	69,384	65,213
Accumulated depreciation and impairment of furniture and fixtures	29,845	28,976
Accumulated depreciation and impairment of office equipment	32,737	32,117
Accumulated depreciation and impairment of production plants	98,799	91,742
Accumulated depreciation and impairment of mining assets	190,512	186,848
Accumulated depreciation and impairment of other property, plant and equipment	1,005,122	980,064
Total	2,404,669	2,339,696

(1)	The detail of other property, plant and equipment is as follows:

	03/31/2016 MUS$	31/12/2015 MUS$
Other property, plant and equipment, net
Conveyor belt	38,236	39,666
Tank (TK)	24,568	26,046
Geomembrane/liner	151,921	155,409
Electric facilities	54,815	56,600
Lights	2,110	2,252
Other constructions	105,853	109,478
Piping	16,296	17,174
Pool	156,735	160,869
Well (water)	42,735	44,432
Pipes/HD lines	125,991	131,431
Railroad track	11,141	11,001
Other property, plant and equipment	60,402	70,093
Total	790,803	824,451

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

113

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation entries of changes in property, plant and equipment by type as of March 31, 2016, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	264,645	1,211,927	79,979	37,492	38,285	171,769	228,240	151,831	1,804,515	4,023,272
Changes
Additions	-	-	439	-	-	231	-	-	43,276	138	44,084
Divestitures	-	-	(624)	-	-	(1)	-	-	(82)	(177)	(884)
Increase(decrease) in foreign currency exchange	27	1	17	8	-	51	-	-	-	62	166
Reclassification	-	76	830	-	216	579	13,340	1	(15,042)	-	-
Other increases (decreases) (*)	-	2	-	-	(1)	-	(1)	-	(7,714)	(8,613)	(16,327)
Total changes	27	79	662	8	215	860	13,339	1	20,438	(8,590)	27,039
Final balance	34,616	264,724	1,212,589	79,987	37,707	39,145	185,108	228,241	172,269	1,795,925	4,050,311

Reconciliation entries of changes in property, plant and equipment by type as of March 31, 2016, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(136,270)	(818,466)	(65,213)	(28,976)	(32,117)	(91,742)	(186,848)		(980,064)	(2,339,696)
Changes
Divestitures	-	-	230	-	-	-	-	-	-	-	230
Depreciation expense	-	(5,304)	(18,452)	(4,165)	(811)	(641)	(3,900)	(3,665)	-	(23,217)	(60,155)
Increase(decrease) in foreign currency exchange	-	(8)	-	(6)	-	(22)	-	-		(12)	(48)
Reclassification	-	-	-	-	-	-	-	-	-	-	-
Other increases (decreases) (*)	-	-	-	-	(58)	43	(3,157)	1	-	(1,829)	(5,000)
Total changes	-	(5,312)	(18,222)	(4,171)	(869)	(620)	(7,057)	(3,664)	-	(25,058)	(64,973)
Final balance	-	(141,582)	(836,688)	(69,384)	(29,845)	(32,737)	(98,799)	(190,512)	-	(1,005,122)	(2,404,669)

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

114

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of March 31, 2016, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	128,375	393,461	14,766	8,516	6,168	80,027	41,392	151,831	824,451	1,683,576
Changes
Additions	-	-	439	-	-	231	-	-	43,276	138	44,084
Divestitures	-	-	(394)	-	-	(1)	-	-	(82)	(177)	(654)
Depreciation expense	-	(5,304)	(18,452)	(4,165)	(811)	(641)	(3,900)	(3,665)	-	(23,217)	(60,155)
Increase(decrease) in foreign currency exchange	27	(7)	17	2	-	29	-	-	-	50	118
Reclassification	-	76	830	-	216	579	13,340	1	(15,042)	-	-
Other increases (decreases) (*)	-	2	-	-	(59)	43	(3,158)	1	(7,714)	(10,442)	(21,327)
Total changes	27	(5,233)	(17,560)	(4,163)	(654)	240	6,282	(3,663)	20,438	(33,648)	(37,934)
Final balance	34,616	123,142	375,901	10,603	7,862	6,408	86,309	37,729	172,269	790,803	1,645,642

(*) The net balance of other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

115

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,622	240,356	1,145,426	78,402	32,082	35,512	171,277	225,917	237,321	1,711,266	3,912,181
Changes
Additions	49	933	1,109	32	28	1,338	-	-	145,376	4,122	152,987
Divestitures	-	-	(13)	(5)	-	(1)	-	-	(9,193)	(369)	(9,581)
Increase(decrease) in foreign currency exchange	(82)	-	(53)	(23)	-	(104)	-	-	(1)	(180)	(443)
Reclassification	-	23,355	68,187	3,742	5,382	1,585	491	2,324	(178,445)	88,703	15,324
Other increases (decreases) (*)		1	(2,729)	(2,169)		(45)	1	(1)	(43,227)	973	(47,196)
Total changes	(33)	24,289	66,501	1,577	5,410	2,773	491	2,324	(85,490)	93,249	111,091
Final balance	34,589	264,645	1,211,927	79,979	37,492	38,285	171,768	228,240	151,831	1,804,515	4,023,272

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(115,954)	(791,878)	(64,227)	(23,066)	(29,147)	(62,504)	(142,585)	-	(794,866)	(2,024,227)
Changes
Divestitures	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(13,945)	(94,006)	(15,575)	(4,250)	(3,051)	(7,594)	(15,236)	-	(114,611)	(268,268)
Increase(decrease) in foreign currency exchange	-	1	-	16	-	66	-	-	-	30	113
Reclassification	-	(5,348)	70,419	24,887	(433)	2	(21,644)	(29,027)	-	(54,180)	(15,324)
Other increases (decreases) (*)	-	(1,024)	(3,001)	(10,314)	(1,227)	13			-	(16,437)	(31,990)
Total changes	-	(20,316)	(26,588)	(986)	(5,910)	(2,970)	(29,238)	(44,263)	-	(185,198)	(315,469)
Final balance	-	(136,270)	(818,466)	(65,213)	(28,976)	(32,117)	(91,742)	(186,848)	-	(980,064)	(2,339,696)

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

116

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,622	124,402	353,548	14,175	9,016	6,365	108,773	83,332	237,321	916,400	1,887,954
Changes
Additions	49	933	1,109	32	28	1,338	-	-	145,376	4,122	152,987
Divestitures	-	0	(13)	(5)	0	(1)	-	-	(9,193)	(369)	(9,581)
Depreciation expense	-	(13,945)	(94,006)	(15,575)	(4,250)	(3,051)	(7,594)	(15,236)	-	(114,611)	(268,268)
Increase(decrease) in foreign currency exchange	(82)	1	(53)	(7)	-	(38)	-	-	(1)	(150)	(330)
Reclassification	-	18,007	138,606	28,629	4,949	1,587	(21,153)	(26,703)	(178,445)	34,523	-
Other increases (decreases) (*)	-	(1,023)	(5,730)	(12,483)	(1,227)	(32)	1	(1)	(43,227)	(15,464)	(79,186)
Total changes	(33)	3,973	39,913	591	(500)	(197)	(28,746)	(41,939)	(85,490)	(91,949)	(204,378)
Final balance	34,589	128,375	393,461	14,766	8,516	6,168	80,027	41,393	151,831	824,451	1,683,576

(*) The net balance of other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts 3) projects corresponding mainly to exploration expenditures and stain development and 4) impairment costs associated with the closure of the operations in the Pedro de Valdivia site, which are recognized in the caption Other expenses per function. The impairment amounted to ThUS$ 36,823 (see Note 27.5 and Note 34).

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

117

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 14	Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$875 as of March 31, 2016 and ThUS$ 4,466 as of December 31, 2015.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

14.5	Impairment of assets

As stated in Note 3.28, the recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may be impaired. As of March 31, 2016 and 2015, no impairment adjustments were generated, except for that indicated in Note 34.

Note 15	Employee benefits

15.1	Provisions for employee benefits

Classes of benefits and expenses by employee	03/31/2016	12/31/2015
	MUS$	MUS$
Current
Profit sharing and bonuses	4,514	13,445
Total	4,514	13,445

Non-current
Profit sharing and bonuses	-	-
Severance indemnity payments	22,779	21,995
Total	22,779	21,995

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

118

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 15	Employee benefits (continued)

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America which applies the definitions under 15.4 below.

SQM maintains incentive programs for its employees based on the personal performance, the Company’s performance and other short-term, mid-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to the employee appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and it is paid in cash. The short-term portion is presented as provision for current employee benefits and the long-term portion as non-current.

The bonus provided to the Company’s directors is calculated based on Profit for the period at each year-end and will consider the application of a percentage factor.

The benefit related to vacations (short-term benefits to employees, current), which is provided in the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days.

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc..

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code. Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

119

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 15	Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

Staff severance indemnities at actuarial value	03/31/2016	12/31/2015
	ThUS$	ThUS$
Staff severance indemnities, Chile	21,625	20,883
Other obligations in companies elsewhere	1,154	1,112
Total other non-current liabilities	22,779	21,995

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 4.89%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death. In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3,500 of 1,980.

Methodology

The determination of the obligation for benefits under IAS 19 Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

120

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 15	Employee benefits (continued)

15.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all the employees adhered to agreements has considered turnover rates and the mortality rate RV-2009 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4	Post-employment benefit obligations

Our subsidiary SQM North America, has established with its employees, a pension plan until 2002 called “SQM North America Retirement Income Plan”, whereby obligation is calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employee benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

15.5	Staff severance indemnities

As of March 31, 2016 and December 31, 2015, severance indemnities calculated at the actuarial value are as follows:

	03/31/2016 ThUS$	12/31/2015 ThUS$
Opening balance	(21,995)	(30,952)
Current cost of service	(95)	(898)
Interest cost	(351)	(1,588)
Actuarial gain/loss	(52)	1,242
Exchange rate difference	(1,208)	3,582
Benefits paid during the year	922	6,619
Balance	(22,779)	(21,995)

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

121

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 15	Employee benefits (continued)

15.5	Staff severance indemnities, continued

a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	03/31/2016	12/31/2015

Mortality rate	RV - 2009	RV - 2009
Actual annual interest rate	4.89%	4.89%
Voluntary retirement rotation rate:
Men	7.16%	7.16%	annual
Women	7.16%	7.16%	annual
Salary increase	3.60%	3.60%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

b)	Sensitivity analysis of assumptions

As of March 31, 2016 and December 31, 2015, on the actuarial calculation, the Company has conducting the sensitivity analysis of the main assumptions, determining the following:

Sensitivity analysis 03/31/2016	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,530)	1,571

Sensitivity analysis 12/31/2015	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,437)	1,607

Sensitivity relates to an increase/decrease of 100 basis points.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

122

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 16	Executive compensation plan

The Company has established two compensation plans to motivate the Company’s executives and encourage them to stay in the Company, by granting payments based on the change in price of SQM’s shares.

1)	Shares

Cash settled, these executives can exercise their rights until 30 may of the year 2016.

Characteristics of the plan

This compensation plan is related with the company performance through the price of the Series B SQM share (Santiago Stock Exchange).

Participants in this plan

This compensation plan includes 8 executives of the Company, who are entitled to this benefit, provided they stay with the Company during the dates these options are executed. The dates for exercising the options will be the first 7 calendar days of May following to the fiscal year.

Compensation

The compensation for each executive is the differential between the average prices of the share during April of each year compared to the base price established by Company’s management. The base price fixed by the Company for this compensation plan amounts to US$50 per share. The Company reserves the right to exchange that benefit by shares or share options.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of March 31, 2016 and December 31, 2015 are the following:

Movement for the period	2015	2015
In effect as of January 1	1,536,000	1,536,000
Granted during the fiscal year	-	-
Redundant workers	(365,000)	(365,000)
Exercised during the fiscal year	-	-
Changes in benefit plan	-	-
In circulation	1,171,000	1,171,000
Average contractual life	1 months	4 months
Executives	8	8

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

123

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 16	Executive compensation plan (continued)

The amounts accrued by the plan, as of March 31, 2016 and December 31, 2015, amount to:

Effect on profit or loss	03/31/2016 ThUS$	12/31/2015 ThUS$
Effect on profit or loss	-	829

2)	Average Share Price Spread

Plan characteristics

This compensation plan is also related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

This compensation plan includes 27 of the Company’s executives, who obtain this benefit, provided they remain in the Company at the payment dates. The payments dates, if any, will be January 1, 2016, 2017 and 2018.

Compensation

The compensation for each executive is the differential between the average share price during each of the months of December 2015, December 2016 and December 2017, respectively, in its equivalent in US dollars and the reference prices, of US$23.48 and the average weighted price of the trading of SQM Series B shares in the Santiago Stock Exchange during December 2014. The differential cannot exceed US$15.00 and will be multiplied by 5,000. If the amount calculated is negative or zero, no bonus will be paid during that period, but in such case, the bond of benefit payable in the following period to the employee will be equal to the product of multiplying the difference by 10,000. If the value was negative or zero in December 2015 and also in December 2016, for calculating the bond of December 2017, the differential will be multiplied by 15,000.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of March 31, 2016 and December 31, 2015 are the following:

Movement for the period	2016	2015
In effect as of January 1	405,000	390,000
Redundant workers	(15,000)	(45,000)
Granted during the fiscal year	-	60,000
In circulation	390,000	405,000
Average weighted contractual life	21 months	24 months
Executives	21	27

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

124

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 17	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved Board of Directors, which establish a maximum consolidated indebtedness level of 1.5 times the debt/equity. This limit can be exceeded only if the Company’s management has a written and previously granted authorization issued at the Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements imposed (or covenants) in its financial obligations, which regulate the indebtedness level by 1.2 times, in its more strict level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, in order to oversee the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 3 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	03/31/2016	12/31/2015	Description (1)	Calculation (1)
Net Financial Debt MUS$	496,361	528,649	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	3.53	3.84	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.17	0.18	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)
ROE	8.4%	9.1%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
ROA	13.2%	13.4%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	0.93	0.93	Total Liability on Equity	Total Liabilities / Total Equity

(1)	Assumes the absolute value of the accounting records

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

125

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 17	Disclosures on equity (continued)

17.1	Capital management, continued

The Company’s capital requirements change depending on variables such as work capital requirements, of new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

17.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the Company’s President results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of March 31, 2016 and December 31, 2015, the Group does not maintain shares in the parent either directly or through its companies in which it has investments.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

126

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 17	Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	03/31/2016		12/31/2015
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of March 31, 2016 and December 31, 2015, the Company has not placed any new issuances of shares on the market.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

127

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

As of March 31, 2016 and December 31, 2015, this caption comprises the following:

	03/31/2016	12/31/2015
	ThUS$	ThUS$
Reserve for currency exchange conversion	(12,578)	(14,035)
Reserve for cash flow hedges	(3,928)	(1,699)
Reserve for actuarial gains or losses in defined benefit plans	(2,387)	(2,386)
Other reserves	(1,677)	(1,677)
Total other reserves	(20,570)	(19,797)

Reserves for currency exchange conversion

This balance reflects retained earnings for changes in the exchange rate when converting financial statements of subsidiaries whose functional currency is from each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for actuarial gains or losses in defined benefit plans

For the domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2016 and 2015.

Other reserves

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under ownership of the Company at the acquisition date (IAS 27 R).

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

128

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 17	Disclosures on equity (continued)

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated Profit for the period for year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

The Company’s dividend policy for 2015 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2015.

-	Distribution and payment, if possible during 2015, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2015 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2015, which are reflected in the Company’s financial statements as of December 31, 2015.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2015 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2016.

-	An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2015 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional and interim dividends.

-	The Board of Directors considers as necessary to indicate that the aforementioned dividends policy corresponds to the intention or expectation of the Board regarding this matter. Consequently, the enforcement of such dividends policy is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them. Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change, SQM S.A. will timely communicate its shareholders on this matter.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

129

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 17	Disclosures on equity (continued)

17.5	Provisional dividends

On November 17, 2015, the Company reported to the Chilean Superintendence of Securities and Insurance that the Company’s Board of Directors at the Ordinary meeting held today agreed to approve that the Company pays and distributes the provisional dividend referred to in the “Dividend Policy of SQM S.A. for Commercial Year 201”, which was reported at the Shareholders’ Annual Ordinary Meeting held on April 24, 2015.

Consequently, SQM will pay and distribute, starting on December 10, 2015, a provisional dividend of US$0.31915 per share that is equivalent to a total of approximately US$84,000,000 or 49.82889% of net profit for distribution for commercial year 2015, accumulated as of December 31, 2015. This will be made with a charge to profit for such commercial year in favor of the Shareholders registered with the Company’s Shareholders’ Register on the fifth business day prior to December 10, 2015 and in its equivalent amount in Chilean pesos converted at the “Observed U.S. dollar” or “U.S. dollar” exchange rate as published in the Official Gazette of December 3, 2015.

At the Fortieth General Ordinary Shareholders’ Meeting of April 24, 2015, the shareholders approved the payment of a final dividend of US$ 0.56304 per share from profit for the year 2014. Such final dividend amount is to be discounted the provisional dividend of US$ 0.41493 per share already paid. Accordingly, the remaining balance of US$ 0.14811 per share shall be paid and distributed in favor of the Company’s shareholders who are registered with the related Shareholders’ Record on the fifth business day prior to the day in which such dividend will be paid. Such amount, if applicable, will be paid in Chilean pesos in accordance with the “Observed U.S. dollar exchange rate” or “U.S. dollar exchange rate” as published in the Official Gazette on April 24, 2015.

Dividends presented deducted from equity are:

	03/31/2016 ThUS$	12/31/2015 ThUS$
Dividends attributable to owners of the parent	29,263	85,945
Dividends payable	23,867	23,887
Total	53,130	109,832

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

130

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 18	Provisions and other non-financial liabilities

18.1	Types of provisions

	03/31/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	18,067	3,000	21,067	18,067	3,000	21,067
Provision for dismantling, restoration and rehabilitation cost (**)	-	5,890	5,890	-	5,890	5,890
Other provisions	10,452	-	10,452	10,074	-	10,074
Total	28,519	8,890	37,409	28,141	8,890	37,031

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose. This provision relates mainly to the litigation of its subsidiary located in Brazil and the United States (see note 19.1).

(**) Such provision is calculated considering the instructions issued by the regulating agency (Servicio Nacional de Geología y Minería de Chile, Sernageomin (The Chilean National Geology and Mining Service).

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

131

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 18	Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Current provisions, other short-term provisions	03/31/2016	12/31/2015
	ThUS$	ThUS$
Provision for tax loss in fiscal litigation	669	610
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	8,306	6,310
Provision for additional tax related to foreign loans	794	524
Provision for article No. 21 one-off tax, fines and value-added tax	-	1,449
Miscellaneous provisions	683	1,181
Total	10,452	10,074
Other long-term provisions
Mine closure	5,890	5,890
Total	5,890	5,890

18.3	Other non-financial liabilities, current

Description of other liabilities	03/31/2016	12/31/2015
	ThUS$	ThUS$
Tax withholdings	3,195	5,946
VAT payable	2,755	6,677
Guarantees received	748	748
Accrual for dividend	53,130	23,887
Monthly tax provisional payments	5,954	5,985
Deferred income	13,055	9,764
Withholdings from employees and salaries payable	4,741	3,459
Accrued vacations	12,651	13,171
Other current liabilities	228	329
Total	96,457	69,966

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

132

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 18	Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions

	03/31/2016
Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	21,067	-	5,890	10,074	37,031
Changes in provisions:
Additional provisions	-	-	-	-	-	2,700	2,700
Provision used	-	-	-	-	-	(2,329)	(2,329)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	7	7
Total provisions, final balance	-	-	21,067	-	5,890	10,452	37,409

	12/31/2015
Description of items that gave rise to variations	Guarantee	Restructuring (*)	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	22,567	-	5,890	8,180	36,637
Changes in provisions:
Additional provisions	-	16,327	8,500	-	-	11,361	36,188
Provision used	-	(16,327)	(10,000)	-	-	(9,111)	(35,438)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	(356)	(356)
Total provisions, final balance	-	-	21,067	-	5,890	10,074	37,031

(*) Provisions relating to restructuring in 2015 are related to the closure of the Pedro de Valdivia site. See Note 34.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

133

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 18	Provisions and other non-financial liabilities (continued)

18.5	Detail of main types of provisions

Legal expenses: This provision depends on the pending resolution of a legal lawsuit, to pay the expenses associated to and incurred during such lawsuit (incurred mainly in Brazil and the United States).

Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

CORFO (Economic Development Agency) Royalties agreement: Relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis. The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of the aforementioned amounts is performed on a quarterly basis.

To date, the Company and its subsidiaries have no significant uncertainties about the timing and amount of one class of provision.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

134

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 19	Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for the lawsuits in which the probability that judgments are unfavorable for the Company is more likely than not. The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	Nancy Erika Urra Muñoz.
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their Insurers.
	Date	:	December 2008.
	Court	:	1st Civil Court of Santiago.
	Reason	:	Labor Accident.
	Status	:	Subpoena to hear the verdict.
	Nominal value	:	ThUS$550.

2.	Plaintiff	:	City of Pomona, California USA.
	Defendant	:	SQM North America Corporation.
	Date	:	December 2010.
	Court	:	United States District Court Central District of California.
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	The Jury rejected the lawsuit. The plaintiff files an appeal, the resolution of which is pending.
	Nominal value	:	ThUS$32,000.

3.	Plaintiff	:	City of Lindsay, California USA.
	Defendant	:	SQM North America Corporation The lawsuit also was filed against Sociedad Química y Minera de Chile S.A. this lawsuit has not yet been notified to the Company.
	Date	:	December 2010.
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Claim. Processing suspended.
	Nominal value	:	Not possible to determine.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

135

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

4.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	SQM Europe N.V. and its insurance companies.
	Date	:	July 2013.
	Court	:	Commercial Court.
	Reason	:	Alleged indirect responsibility for the absence of adequate specification for the SOP–WS by the Belgian distributor.
	Status	:	Evidence.
	Nominal value	:	ThUS$430.

5.	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. and its insurers.
	Date	:	May 2014.
	Court	:	18th Civil Court of Santiago.
	Reason	:

Compensation claim for alleged civil liability under tort as a result of an explosion that occurred on September 6, 2010 near Baquedano, causing the death of 6 workers. Transactions performed with the families of five of such workers.

	Status	:	Evidence.
	Nominal value	:	ThUS$500.

6.	Plaintiff	:	Corporación de Fomento de la Producción (CORFO).
	Defendant	:	SQM Salar S.A. and Sociedad Química y Minera de Chile S.A.
	Date	:	May 2014.
	Court	:	Arbitral court.
	Reason	:	Early termination of lease agreement entered into on November 12, 1993 maturing on December, 2030 -i- because of alleged noncompliance of the full payment of quarterly income related to certain products between 2009-2013 and -ii- and alleged lack of demarcation of certain mining properties owned by CORFO for which a demarcation was never required in such agreement, and in addition, compensation for damages, among other matters.
	Status	:	Evidence.
	Nominal value	:	ThUS$9,000.

7.	Plaintiff	:	Evt Consulting SpA.
	Defendant	:	SQM Nitratos S.A.
	Date	:	October 2014.
	Court	:	23th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures.
	Status	:	Evidentiary stage.
	Nominal value	:	ThUS$ 835.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

136

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

8.	Plaintiff	:	Hugo Gutiérrez Gálvez.
	Defendant	:	Sociedad Química y Minera de Chile S.A. et al and Senators Jaime Orpis B. and Fulvio Rossi C.
	Date	:	July 2015.
	Court	:	8th Supervisory Court in Preliminary Proceedings of Santiago, Chile
	Reason	:	Alleged extortion–bribery and money laundering under Law No. 20.393 on the Legal Responsibility of Juridical Persons and other standards.
	Status	:	Initial filing.
	Nominal value	:	None.

9.	Plaintiff	:	Patricio Contesse G.
	Defendant	:	SQM S.A.
	Date	:	September 2015.
	Court	:	First Labor Court of Santiago.
	Reason	:	Seeking the payment of severance indemnities and other employment termination benefits.
	Status	:	Appeal against the resolution which rejected the lawsuit.
	Nominal value	:	ThUS$5,665.

10.	Plaintiff	:	Tyne and Wear Pension Fund as represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff – Class Action – Class Period.
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	January 2016.
	Court	:	United States District Court – Southern District of New York.
	Reason	:	Class Actions – Class Period. SQM would have not reported properly to the US Securities and Exchange Commission on certain expenses made during certain years which could be associated with alleged contributions to politicians. Such expenses would not have the related supporting documentation for being substantiated as necessary to generate income and this would have generated the intervention by several Chilean Government authorities – the Chilean Superintendence of Securities and Insurance (SVS), the Chilean Internal Revenue Service and Public Ministry – and the decrease of the value of the shares –ADS’s of SQM owned by the plaintiffs.
	Status	:	Filing of the class action.
	Nominal value	:	Not determined.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

137

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitral or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$700.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have not received legal notice of any claims other than those mentioned in paragraph I above. The claims detailed above seek to annul certain mining claims that were purchased by SQM S.A. and Subsidiaries, the proportional purchase value of which, with respect to the portion affected by the superimposition, exceeds the nominal and approximate amount of ThUS$150. The claims seek payment of certain amounts allegedly owed by the Company due to its own activities, which exceed the approximate, nominal and individual amount of ThUS$150.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

138

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 19	Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

Credit contracts subscribed by the SQM Group with domestic and foreign banks and the issuance of bonuses in the local and international market require that the Company comply with the following level of consolidated financial indicators, calculated for a moving period which considers the last twelve months:

-	To maintain a minimum equity of ThUS$1,000,000.

-	To maintain a Net Financial Debt and EBITDA ratio not higher than 3 times.

-	To maintain a Total Indebtedness Ratio not higher than 1.2 times Total Indebtedness level defined as the Total Liabilities ratio divided by Total Equity.

-	To maintain a ratio between the operating subsidiaries SQM Industrial S.A. and SQM Salar S.A., or their respective legal successor financial debt and the total Issuer’s consolidated current assets not higher than 0.3 times.

As of March 31, 2016, the aforementioned financial indicators are as follows:

Indicator	03/31/2016	12/31/2015
Equity ThUS$	2,428,973	2,400,356
Net Financial Debt/ EBITDA	0.71	0.73
Indebtedness	0.93	0.93
SQM Industrial and SQM Salar debt / Current assets	0.01	0.01

Issuance contracts for bonuses issued abroad does not require that the Company merge or dispose at any title the asset as a whole or as a substantial part of it, unless the following copulative conditions are met: (i) the legal successor company is an entity subject to Chilean or American laws, and assumes under a complimentary contract the Company’s obligations, (ii) the Issuer does not fail to comply immediately after the merge or disposal, and (iii) the Issuer delivers a legal opinion stating the merge or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclose financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all aforementioned limitations, restrictions and obligations.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

139

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 19	Contingencies and restrictions (continued)

19.3	Commitments

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO), which establishes that the subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from the commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$ 8,512 as of March 31, 2016 (ThUS$ 23,155 as of December 31, 2015).

On 15 November 2013, Corporación de Fomento de la Producción (CORFO) sent a letter to SQM Salar S.A. (SQMS) stating its intention to a) collect the amount of Ch$2,530,298,919 (ThUS$4,823) that in CORFO’s opinion, SQMS would owe to it for the calculation and payment of rental payments according to the “Lease Agreement of OMA Mining Claims located in the Atacama Salt Flat” entered into between CORFO and SQMS on November 12, 1993 (the AGREEMENT) and b) require the constitution of an instance of arbitrage stated in the AGREEMENT with the purpose that the arbitrator appointed by the “Arbitration Center of the Santiago Chamber of Commerce” determines if other alleged lease payment obligations may exist that SQMS could owe to CORFO under the AGREEMENT.

During May 2014, CORFO filed a lawsuit against SQMS requesting the early termination of the agreement and other requests explained in Note 19.1. Such lawsuit is currently being processed.

SQMS differs completely form CORFO’s claims. In fact, the AGREEMENT has been in force for more than 20 years and during all this time, SQMS has paid to CORFO more than 80 quarterly payments in their entirety and on a timely basis that CORFO has received satisfactorily.

In our legal advisors’ opinion, there are no legal grounds to early terminate the lease agreement as –i- noncompliance on which the lawsuit is based do not exist and, if any, -ii- these are not gross or essential or hinder the purpose of the agreement –iii- the company has never had the intention of deceiving and has always been fully transparent in providing the information delivered. On the contrary, the conflict solely corresponds to a discussion on the right formula to calculate the rent amount.

The total amount finally requested by CORFO was at least US$ 8,940,829 – plus interests and costs – and the arbitrage proceeding is close to the beginning of the evidentiary stage. CORFO and SQMS waived all recourses against the judgment provided by the arbitrator. However, it is not possible to discard the filing of a complaint appeal or an appeal in cassation alleging incompetence or ultra petita and indicating the jurisprudence of the courts of justice, considering that both recourses cannot be waived.

During the period ended March 31, 2016, income related to products from the Atacama saltpeter deposit represented a 41.65% of total comprehensive income of the Company for the same period. This corresponds to income considered in the Potassium and Lithium product business lines.

Additionally, during the same period, SQM Salar S.A. sold potassium salts (sylvinite) and wet potassium chloride for a total of ThUS$ 29,037 to SQM Industrial S.A., a subsidiary of SQM to be used as supplies in the production of potassium nitrate.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

140

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 19	Contingencies and restrictions (continued)

19.4	Tax contingency

During 2015, SQM and its subsidiaries SQM Salar and SQM Industrial have submitted to the Chilean IRS four tax amendments (two by SQM, one by SQM Salar and one by SQM Industrial).

The first two (one filed by SQM and another filed by SQM Salar), subsequent to being approved by the Chilean IRS generated payments of taxes, interests and other charges for ThUS$ 8,100, which was recorded in a provision in the results for the first quarter of 2015.

Additionally, during August 2015, the Company provided to the Chilean IRS for review and approval, the documentation required to amend the annual income tax returns of SQM and SQM Industrial. SQM believes that as a result of these amendments the Company will have to pay approximately US$1.4 million for the concept of taxes, interests and other charges, Such amount was recorded in a provision in the results for the second quarter of 2015.

Accordingly, SQM and its subsidiaries understand the internal analysis they have been performing has ended, the purpose of which was the identification of the expenses incurred by them during the commercial years 2008 to 2014 and which could be a matter of tax amendment.

Because of the aforementioned amendments, SQM, SQM Salar and SQM Industrial might be affected by additional penalty established in article 97 No. 4, first subparagraph of the Tax Code for an amount between 50% and 300% of taxes paid. The Company has currently not estimated making any provisions related to this possible additional penalty.

On August 28, 2015, the Chilean IRS sent to SQM a request for payment of taxes of US$8.7 million plus interests and fines related to the tax difference resulting from the application of articles 64 Bis and 64 Ter of the Chilean Income Tax Law. On September 9, 2015, SQM filed a Request for Voluntary Administrative Reconsideration with the Chilean IRS, which was not accepted. As a result, the Company paid the amounts as requested totaling US$14.6 million, and reserved its right to file a tax claim against the request for payment by the Chilean IRS with the Courts of Justice.

In the Company’s tax lawyers’ opinion, grounds exist to believe this case will be resolved in favor of the Company and, as such, no provisions have been made with respect to this case.

19.5	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with that established by the Chilean Superintendence of Healthcare which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of March 31, 2016, the guarantee amounts to ThUS$657.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

141

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 19	Contingencies and restrictions (continued)

19.5	Restricted or pledged cash, continued

SQM S.A. maintains funds with Morgan Stanley for the concept of margin call, which provide collateral for the Bank’s exposition towards the Company.

Such collateral hedges the fair value of the Cross Currency Swap that SQM S.A. has to hedge a portion of the Series H Bond.

Through the present date, SQM S.A. has delivered ThUS$ 8,020 to Morgan Stanley, which will be released when any of the following conditions occur:

1.	The market value of the Cross Currency Swap is lower than the sum of that delivered ThUS$8,020 and the collateral threshold ThUS$ 5,000.
2.	The Cross Currency Swap associated with the H Series Bond expires on January 5, 2018.

SQM S.A. maintains funds with Banco Santander for the concept of margin call, which provide collateral for the Bank’s exposition towards the Company.

Such collateral hedges the fair value of the Cross Currency Swap that SQM S.A. has to hedge a portion of the Series O Bond.

Through the present date, SQM S.A. has delivered ThUS$ 966 to Banco Santander, which will be released when any of the following conditions occur:

1.	The market value of the Cross Currency Swap is lower than the sum of that delivered ThUS$966 and the collateral threshold ThUS$ 10,000.
2.	The Cross Currency Swap associated with the O Series Bond expires on February 1, 2017.

SQM S.A. maintains funds with Corpbanca for the concept of margin call, which provide collateral for the Bank’s exposition towards the Company.

Such collateral hedges the fair value of the Cross Currency Swap that SQM S.A. has to hedge the Series M Bond.

Through the present date, SQM S.A. has delivered ThUS$ 1,336 to Corpbanca, which will be released when any of the following conditions occur:

1.	The market value of the Cross Currency Swap is lower than the sum of that delivered ThUS$1,336 and the collateral threshold ThUS$ 10,000.
2.	The Cross Currency Swap associated with the M Series Bond expires on February 1, 2017.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

142

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 19	Contingencies and restrictions (continued)

19.6	Securities obtained from third parties

The main security received (exceeding ThUS$100) from third parties to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$7,855 and ThUS$7,137 on March 31, 2016 and December 31, 2015 respectively; which is detailed as follows:

		03/31/2016	12/31/2015
Grantor	Relationship	ThUS$	ThUS$
Agrícola Lobert Ltda.	Unrelated third party	574	760
Agroc Patricio Bornand L. Eirl	Unrelated third party	344	322
Arena Fertilizantes y Semillas	Unrelated third party	224	211
Bernardo Guzman Schmidt	Unrelated third party	122	115
Comercial Agrosal Ltda.	Unrelated third party	102	-
Contador Frutos S.A.	Unrelated third party	1,541	1,443
Covepa SPA	Unrelated third party	1,222	780
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	122	115
Hortofruticola La Serena	Unrelated third party	285	267
Johannes Epple Davanzo	Unrelated third party	605	451
Juan Luis Gaete Chesta	Unrelated third party	241	227
Lemp Martin Julian	Unrelated third party	109	103
Soc. Agrocom. Julio Polanco	Unrelated third party	149	141
Tattersall Agroinsumos S.A.	Unrelated third party	2,000	2,000
Vicente Oyarce Castro	Unrelated third party	215	202
Total		7,855	7,137

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

143

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 19	Contingencies and restrictions (continued)

19.7	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

	Debtor			Balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	03/31/2016 ThUS$	12/31/2015 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,282	40,137
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	20,098	20,010
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	20,111	20,052
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

144

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 19	Contingencies and restrictions (continued)

19.7	Indirect guarantees, continued

The bonds which disclose a balance as of March 31, 2016 and December 31, 2015 are detailed below:

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	03/31/2016 ThUS$	12/31/2015 ThUS$
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

145

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 20	Revenue

As of March 31, 2016 and 2015, revenue is detailed as follows:

	January to March
Types of revenue	2016	2015
	ThUS$	ThUS$
Sales of goods	390,198	385,855
Provision of services	1,647	1,664
Total	391,845	387,519

Note 21	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	03/31/2016 ThUS$	12/31/2015 ThUS$
Earnings (losses) attributable to owners of the parent	58,526	71,685

	03/31/2016 Units	12/31/2015 Units
Number of common shares in circulation	263,196,524	263,196,524

	03/31/2016	03/31/2015
Basic earnings per share (US$ per share)	0.2224	0.2724

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

146

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 22	Borrowing costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of March 31, 2016, total interest expenses incurred amount to ThUS$17,431 (ThUS$16,936 as of March 31, 2015).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

22.1	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	03/31/2016	03/31/2015

Capitalization rate of costs for capitalized interest, property, plant and equipment	5%	5%
Amount of costs for interest capitalized in ThUS$	875	941

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

147

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 23	Effect of fluctuations on foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	03/31/2016 ThUS$	03/31/2015 ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year.	(4,173)	9,710

Conversion foreign exchange reserves attributable to the owners of the controlling entity	(1,457)	(3,146)

Conversion foreign exchange reserves attributable to the non-controlling entity	(5)	(16)

b)	Reserves for foreign currency exchange differences:

As of March 31, 2016, and December 31, 2015, foreign currency exchange differences are detailed as follows:

Detail	03/31/2016 ThUS$	12/31/2015 ThUS$

Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(13)	(20)
Proinsa Ltda.	(10)	(15)
Comercial Agrorama Ltda.	(76)	(100)
Isapre Norte Grande Ltda.	(125)	(155)
Almacenes y Depósitos Ltda.	(11)	(31)
Sales de Magnesio Ltda.	(75)	(161)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(6)	(9)
Agrorama S.A.	(47)	(35)
Doktor Tarsa	(7,779)	(8,305)
SQM Vitas Fzco	(1,978)	(2,245)
Ajay Europe	(1,373)	(1,731)
SQM Eastmed Turkey	(83)	(81)
Charlee SQM (Thailand) Co. Ltd.	(431)	(476)
Coromandel SQM India	(301)	(301)
SQM Italia SRL	(201)	(250)
SQM Oceania Pty Ltd.	(634)	(634)
SQM Indonesia S.A.	(123)	(123)
Abu Dhabi Fertilizers Industries WWL.	21	21
SQM Vitas Holland	(269)	(320)
SQM Thailand Limited	(68)	(68)
Total	(12,578)	(14,035)

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

148

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 23	Effect of fluctuations on foreign currency exchange rates (continued)

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.

-	The commercialization cost structure of these companies is affected by the local currency.

-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24	Environment

24.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the María Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

149

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 24	Environment (continued)

24.1	Disclosures of disbursements related to the environment, continued

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development.

In order to do so, it acts both individually and in conjunction with private and public entities.

24.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of March 31, 2016 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$12,941 and are detailed as follows:

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

150

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 03/31/2016

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	171	03/31/2016
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	200	11/30/2016
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,619	12/31/2016
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	3,221	11/30/2016
SQM Industrial S.A.	04-I0002 - Nueva Iris TAS	Sustainability	Asset	Not classified	48	12/31/2016
SQM Industrial S.A.	04-J0033 – Improvements to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	155	12/31/2016
SQM Industrial S.A.	J0041 - DIA Disposal filed area Coya Sur	Environmental processing	Asset	Not classified	9	12/31/2016
SQM Industrial S.A.	04-I0076 – NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	36	09/29/2016
SQM Industrial S.A.	J0046 -2016 Sustainability of Atmospheric Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	89	01/31/2016
SQM Salar S.A.	LQDM – certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	12/31/2016
SQM Salar S.A.	LQXW – White water	Environmental processing	Asset	Not classified	3,772	12/31/2016
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability	Asset	Not classified	174	12/31/2016
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Asset	Not classified	102	12/31/2016
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	672	12/31/2016
SQM S.A.	IQXB - Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2015	Sustainability: Environment and Risk Prevention	Asset	Not classified	364	12/31/2016
SQM S.A.	I0032- Hazardous Materials Standardization	Sustainability: Environment and Risk Prevention	Asset	Not classified	43	12/31/2016
SQM S.A.	I0042 - Mine Area equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	205	12/31/2016

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

151

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 03/31/2016, continued

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM S.A.	I0046 - Cultural heritage Pampa Hermosa 2014 – 2015	Sustainability	Expense	Not classified	30	03/31/2016
SQM S.A.	I0055 – Standardization of SO2 plants	Sustainability	Asset	Not classified	20	11/30/2016
SQM S.A.	I0067 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	28	01/01/2016
SQM S.A.	I0071 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	79	03/31/2017
SQM S.A.	I0072 – 2015-2016 Environmental Follow-up Plan Salar de Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	54	03/31/2017
SQM S.A.	P0030 – Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Asset	Not classified	118	12/31/2016
SQM S.A.	P0035 – Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	10	01/31/2016
SQM S.A.	I0093 - Replacement of lighting for NV warehouse	Sustainability: Environment and Risk Prevention	Asset	Not classified	8	01/31/2016
SIT S.A.	TQQ5 – Environmental curtains, Field No.8	Sustainability: Environment and Risk Prevention	Asset	Not classified	221	12/31/2016
SIT S.A.	T0013 - Improvement of sewage system for Villa Prat, 2014	Sustainability: Environment and Risk Prevention	Expense	Not classified	115	12/31/2016
SIT S.A.	T0008 – Mobile belt protections 2, 5 and 7	Sustainability: Environment and Risk Prevention	Expense	Not classified	114	12/31/2016
SIT S.A.	T0030 – Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	8	12/31/2016
Total					12,941

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

152

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 03/31/2016

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	312	11/30/2016
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	133	12/31/2016
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	57	11/30/2016
SQM Industrial S.A.	M0006 – Major maintenance of streets of the ME town and ME garbage cans	Sustainability	Asset	Not classified	150	12/31/2016
SQM Industrial S.A.	J0041 - DIA Disposal filed area Coya Sur	Environmental processing	Asset	Not classified	82	12/31/2016
SQM S.A.	I0046 - Cultural heritage Pampa Hermosa 2014 – 2015	Sustainability	Expense	Not classified	130	03/31/2016
SQM S.A.	I0055 – Standardization of SO2 plants	Sustainability	Asset	Not classified	10	11/30/2016
SQM S.A.	I0067 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	56	01/01/2016
SQM S.A.	I0071 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	658	03/31/2017
SQM S.A.	I0072 – 2015-2016 Environmental Follow-up Plan Salar de Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	248	03/31/2017
SQM S.A.	I0073 – Compliance with iodine gas exposure standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	124	12/31/2016
SQM Salar S.A.	LQXW – White water	Environmental processing	Asset	Not classified	269	12/31/2016
SIT S.A.	T0030 – Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	48	12/31/2016
Total					2.277

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

153

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 24	Environment (continued)

24.3	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 03/31/2015

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	1,683	12/31/2015
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	138	04/30/2016
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,619	12/31/2015
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	3,174	12/31/2016
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	1	12/31/2015
SQM Industrial S.A.	04-I0002 - Nueva Iris TAS	Sustainability	Asset	Not classified	48	12/31/2015
SQM Industrial S.A.	04-I0023 - Acquisition of leak detection equipment	Sustainability: Environment and Risk Prevention	Asset	Not classified	39	12/31/2015
SQM Industrial S.A.	04-J0033 – Improvements to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	392	12/31/2015
SQM Industrial S.A.	04-I0076 – NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	62	09/29/2016
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability	Expense	Not classified	174	12/31/2015
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,579	12/31/2015
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	12/31/2015
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	102	12/31/2015
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	154	12/31/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	19	12/31/2015
SQM S.A.	01-I0032 – Standardization of hazardous materials	Sustainability: Environment and Risk Prevention	Asset	Not classified	20	12/31/2016
SQM S.A.	01-I0042 – Mine are equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	41	12/31/2015
SQM S.A.	01-I0046 – Cultural Heritage Pampa Hermosa 2014 - 2015	Sustainability	Expense	Not classified	15	03/31/2016

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

154

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 24	Environment (continued)

24.3	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2015, continued

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM S.A.	01-IQWP - 01-J0011 - DIA expansion of NV mine site	Environmental processing	Expense	Not classified	19	04/02/2016
SQM S.A.	01-I0055 – Standardization of SO2 plants	Sustainability	Asset	Not classified	5	12/31/2016
SQM S.A.	01-I0067 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	133	01/01/2016
SQM S.A.	01-I0071 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	363	03/31/2017
SQM S.A.	01-I0072 - Environmental Follow-up Plan Salar de Llamara 2015-2016	Sustainability: Environment and Risk Prevention	Asset	Not classified	54	03/31/2017
SQM S.A.	01-I0073 – Compliance with Iodine and Gas Capture Standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	6	07/31/2017
SQM S.A.	01-P0030 – Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Asset	Not classified	210	12/31/2015
SQM S.A.	01-P0035 – Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	12	01/31/2016
SQM Salar S.A.	LQDM – certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	12/31/2015
SIT S.A.	TQQ5 – Environmental curtains, Field No.8	Sustainability: Environment and Risk Prevention	Expense	Not classified	221	12/31/2015
SIT S.A.	03-T0008 – Mobile belt protections 2, 5 and 7	Sustainability: Environment and Risk Prevention	Expense	Not classified	11	12/31/2016
SIT S.A.	03-T0030 – Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	8	12/31/2015
Total					12,560

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

155

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 24	Environment (continued)

24.3	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2015

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	373	04/30/2016
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	30	12/31/2016
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	290	12/31/2016
SQM Industrial S.A.	M0006 – Significant maintenance of ME town streets and ME garbage dumps	Sustainability	Asset	Not classified	150	12/31/2016
SQM Industrial S.A.	04-J0041 – Coya Sur Field Disposal DIA	Environmental processing	Asset	Not classified	83	12/31/2016
SQM Salar S.A.	19-LQXW – White water	Environmental processing	Asset	Not classified	269	12/31/2016
SQM S.A.	01-I0032- Hazardous Materials Standardization	Sustainability	Asset	Not classified	80	12/31/2016
SQM S.A.	01-I0046 - Cultural heritage Pampa Hermosa 2014 – 2015	Sustainability	Expense	Not classified	130	03/31/2016
SQM S.A.	01-I0055 – Standardization of SO2 plants	Sustainability	Asset	Not classified	10	12/31/2016
SQM S.A.	01-I0067 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	56	01/01/2016
SQM S.A.	01-I0071 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	658	03/31/2017
SQM S.A.	01-I0072 – 2015-2016 Environmental Follow-up Plan Salar de Llamara 2015-2016	Sustainability: Environment and Risk Prevention	Asset	Not classified	248	03/31/2017
SQM S.A.	01-I0073 – Compliance with Iodine and Gas Capture Standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	124	07/31/2017
Total					2,501

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

156

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished

SQM Industrial S.A.

IQWZ: Performing an analysis of the tank facilities (civil works, mechanical work, piping, electrical work and instruments) by a company specialized in liquid fuels and that is a Certifying Entity. After that, performance of the detail engineering and then implementation of the modifications required to normalize the TKs facilities and leave them in conditions to be declared and filed with the SEC. The budget of ThUS$123 only covers expenses related to the analysis and detail engineering. The project is in process.

I0002: The project involves a new waste water treatment plant, for the supervisor role area in the Iris campsite. The project is pending.

MP5W: Normalization of the fuel storage and distribution system in SQM installations. This project is in process.

M0006: The project involves the enhancement of the bischofite layer in main streets of the ME town. This project is in process.

PPZU: The necessary actions to normalize and certify fuel tanks in the plants in Maria Elena, Coya Sur and Pedro de Valdivia will be performed. This project is in process.

J0033: This project contemplates improving the reliability and sustainability of industrial water and drinking water, mitigating uncontrolled water loss, making investments for the change in the distribution line to processing plants, investment in technological equipment and engineering studies; improving water adduction from the Loa and San Salvador rivers, complying with the ongoing controls by the Governmental Authorities (DGA (the General Directorate of Water and Seremi Salud (the Ministerial Regional Secretariat for Health). This project is in process.

I0076: Development of the Project for the exploitation of iodine in the northern area of Iquique. This project is in progress.

J0046: Generating equipment sustainability which need to be renewed and ensure availability in key points in the Atmospheric Plant. This Project is in progress.

J0041: Preparation and Processing of the Environmental Impact Statement, for unauthorized disposal field areas and request a new area to build evaporation ponds. This project is currently in progress.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

157

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM S.A.

IPFT: The project considers the implementation of measures committed in projects in the area of the Nueva Victoria mine, update of operations in Nueva Victoria, evaporation ducts and pits in Iris. The project is at the closure stage.

IQWS: Implementation of heritage-related environmental commitments, to make available mining areas in 2013, required to develop the mining exploitation of the VPONV, in compliance with the commitments agreed through the Environmental Assessment System (SEA). The project is in process.

IQX6: Implementation of environmental commitments of the Pampa Hermosa Project at Pampa del Tamarugal considered for the years 2013-2014. The project is in process.

IQXB: Implementation of environmental commitments of the Pampa Hermosa Project at Llamara Saltpeter deposit considered for the years 2013-2014. The project is in process.

I0032: Presenting departures from the standard currently in force with respect to storage of hazardous substances and provisions of SD 78/2010. This project is in process.

I0042: The project involves the implementation of equity measures under the Environmental Assessment for the mining area. It comprises the implementation of a fence in the exclusion and archaeological working area in the mining areas, required for the exploitation in 2014. This project is in process.

I0046: The project consists of the implementation of equity measures committed in the Environmental Assessment of the Pintados sector (geoglyphs and former railway station) and for the Sur Viejo sector the implementation of development activities and archeological works are contemplated. This project is in progress.

I0055: This project consists of changing gas extractors to increase air flows, changing SO2 absorption towers for prilling, extending the diameter of ducts; thereby guaranteeing an increase and sustaining the gas/liquid ratio. In order to decrease SO2 emissions require the installation of a scrubber unit (tower, pump, gas extractor and piping), the same concept developed at the ME Iodine SO2 plant. This project is in progress.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

158

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 24	Environment (continued)

24.2	Description of each project, indicating whether these are in process or have been finished, continued

I0067: This stage of the project will allow identifying equity findings and other environmental commitments in addition to the performance of the basic engineering for the impulsion, electric line and crossing of Ruta 5 Norte highway. This project is in progress.

I0071: This project consists of implementing mitigation and compensation actions as committed in the Environmental Assessment of the Pampa Hermosa Environmental Impact Assessment (EIA). Actions to be implemented are those contemplated in the Environmental Management Plan of Tamarugos in Pampa del Tamarugal (Environmental Education Program, planting tamarugos, ex situ conservation of tamarugos, tamarugo production, and support for the phytosanitary control of tamarugos). This project is in progress.

I0072: This project consists of implementing mitigation and compensation actions as committed in the Environmental Assessment of the Pampa Hermosa Environmental Impact Assessment (EIA). Actions to be implemented are those contemplated in the Environmental Management Plan of Tamarugos in Salar de Llamara (Environmental Education Program, planting tamarugos, ex situ conservation of tamarugos, tamarugo production, and support for the phytosanitary control of tamarugos). This project is in progress.

I0073: Installation in the iodine plant and warehouse of an iodine gas capturing system that allows meeting the applicable standard. This is composed of: large volume capacity gas extractors, gas ducts designed with recommended speeds for the ventilation system, towers with packing to absorb iodine gases. This requires a conceptual engineering study, the development of IB and details for the acquisition and supply of equipment, assembly and start-up (iodine gas measurements). As committed with our mutual organization (Chilean Domestic Hygiene and Occupational Health Plan overseen by the Health Service), this project should be operating on April 30, 2016 (letter to the Regional Secretariat of the Health Ministry (SEREMI) of the Tarapaca Region dated July 14, 2014: Sanitary Resolution Ref: 2317). This project is in progress.

P0030: To reply to the indication by the Health Service, the Company must install a Scrubber tower in each plant, which will collect the residual SO2 from the plant chimneys. To perform this, the Company will install existing towers through which brine solutions will go through absorbing the SO2 found in the gaseous phase. This project is in progress.

P0035: The cultural, historical and local promotion, the dissemination of the saltpeter touristic amenities and the enhancement of tangible and intangible saltpeter equity. This project is in progress.

I0093: Replacing the current lighting by type LED IP67 lights, which secures lower energy consumption and generates lower heat dissipation, avoiding iodine caking and lower consumption of electric energy in the air conditioning system in the warehouse. This project is in progress.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

159

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM Salar S.A.

LQDM: Certification of the liquid fuel storage tanks. This project is in process.

LQXW: Increasing the availability of brine ponds. The greater capacity of water wells implies the possibility of re-injecting more water to the saltpeter deposit, resulting in an increase in brine extraction. The expense considered only includes environmental processing. The project is in process.

SIT S.A.

TQQ5: This project aims to contain emissions of particulate material to prevent contamination to adjacent communities. The project is in process.

T0008: This project consists of reducing pollution issues in the bulk loading process and increasing port safety. This project is in process.

T0030: An archeological salvage must be performed through excavations with stratigraphic control, with the purpose of recovering the remains of, at least, four funeral contexts noted in the profiles of trenches Nos. 9 and 11. In addition, it is necessary to collect the disturbed osseous remains, which, due to reasons unknown to us, are located in the current surface of the land where the trenches are located. This project is in process.

T0013: This Project aims ay attacking those sectors where chambers overflow exist, the replacement of waste water collectors and the replacement of sewage system chambers are proposed. This project is in process.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

160

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 25	Other current and non-current non-financial assets

As of March 31, 2016, and December 31, 2015, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	03/31/2016	12/31/2015
	ThUS$	ThUS$
Domestic Value Added Tax	13,459	16,112
Foreign Value Added Tax	4,786	7,795
Prepaid mining licenses	6,869	1,209
Prepaid insurance	4,956	6,536
Other prepayments	1,351	602
Refund of Value Added Tax to exporters	20,887	13,183
Mining royalty tax paid (*)	14,565	14,565
Other assets	2,961	2,004
Total	69,834	62,006

(*) The Company reserved its right to file a tax claim with the Courts of Justice against the request for payment by the SII. See Note 19.4.

Other non-financial assets, non-current	03/31/2016	12/31/2015
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	26.053	31,911
Guarantee deposits	658	496
Pension plan	-	27
Other assets	1,075	1,092
Total	27,786	33,526

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of March 31, 2016, and December 31, 2015:

Reconciliation	03/31/2016	12/31/2015
	ThUS$	ThUS$

Opening balance	31,911	29,569
Changes
Additions, other than business combinations	-	3,871
Depreciation and amortization	(4,830)	(2,287)
Increase (decrease) due to transfers and other charges	(1,028)	758
Total changes	(5,858)	2,342
Total	26,053	31,911

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

161

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 26	Operating segments

26.1	Operating segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

Factors used to identify segments on which a report should be presented:

Segments reported are strategic business units that offer different products and services, These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services on which each reportable segment obtain its income from ordinary activities

The operating segments, through which incomes of ordinary activities are obtained, that generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients

2.	Iodine and its derivatives

3.	Lithium and its derivatives

4.	Industrial chemicals

5.	Potassium

6.	Other products and services

Description of income sources for all the other segments

Information relative to assets, liabilities, profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made in the same conditions as those made to third parties, and are consistently measures as presented in the income statement.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

162

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 26	Operating segments (continued)

26.1	Operating segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore is not required to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment, All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decisions making regarding resources to be allocated to each defined segment, All liabilities are disclosed in the "unallocated amounts" category.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

163

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 26	Operating segments (continued)

26.2	Operating segment disclosures:

03/31/2016
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Total 03/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	141,098	58,300	78,897	16,950	84,292	12,308	391,845	391,845	-	-	391.845
Revenues from transactions with other operating segments of the same entity	48,591	75,271	69,001	116,974	103,107	49,674	462,618	462,618	(462.618)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	189,689	133,571	147,898	133,924	187,399	61,982	854,463	854,463	(462.618)	-	391.845

Costs of sales	(102,107)	(47,795)	(31,929)	(11,281)	(73,615)	(11,558)	(278,285)	(278,285)	-	-	(278.285)
Administrative expenses	-	-	-	-	-	-	-	-	1.320	(19.411)	(18.091)
Interest expense	-	-	-	-	-	-	-	-	21.875	(39.306)	(17.431)
Depreciation and amortization expense	(23,883)	(11,180)	(7,468)	(2,639)	(17,218)	(2,703)	(65,091)	(65,091)	-	(28)	(65.119)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	5.744	5.744
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(24.036)	(24.036)
Other items other than significant cash	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	38,991	10,505	46,968	5,669	10,677	750	113,560	113,560	(46.051)	15.176	82.685

Net income (loss) from continuing operations	38,991	10,505	46,968	5,669	10,677	750	113,560	113,560	(46.051)	(8.861)	58.648
Net income (loss) from discontinued operations
Net income (loss)	38,991	10,505	46,968	5,669	10,677	750	113,560	113,560	(46.051)	(8.861)	58.648

Assets	-	-	-	-	-	-	-	-	(6.251.731)	10.940.676	4.688.945
Equity-accounted investees	-	-	-	-	-	-	-	-	(2.991.029)	3.101.527	110.498
Increase of non-current assets	-	-	-	-	-	-	-	-		(13.531)	(13.531)
Liabilities	-	-	-	-	-	-	-	-	(2.915.386)	5.175.358	2.259.972
Impairment loss recognized in profit or loss	-	(93)	(124)	-	(555)	(26)	(798)	(798)	-	(154)	(952)
Reversal of impairment losses recognized in profit or loss for the period	193	-	-	169	-	-	362	362	-	-	362
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	102.346	102.346
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(121.609)	(121.609)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	20.000	20.000

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

164

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 26	Operating segments (continued)

26.2	Operating segment disclosures, continued

03/31/2015
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Total 12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	143,082	73,559	48,563	24,484	87,928	9,903	387,519	387,519	-	-	387,519
Revenues from transactions with other operating segments of the same entity	36,995	120,966	33,500	82,350	106,140	53,668	433,619	433,619	(433,619)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	180,077	194,525	82,063	106,834	194,068	63,571	821,138	821,138	(433,619)	-	387,519

Costs of sales	(105,366)	(50,770)	(23,757)	(16,613)	(52,383)	(7,935)	(256,824)	(256,824)	-	-	(256,824)
Administrative expenses	-	-	-	-	-	-	-	-	2,242	(23,407)	(21,165)
Interest expense	-	-	-	-	-	-	-	-	30,139	(47,075)	(16,936)
Depreciation and amortization expense	(27,626)	(13,311)	(6,229)	(4,355)	(13,735)	(2,081)	(67,337)	(67,337)	-	(63)	(67,400)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	3,559	3,559
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(27,792)	(27,792)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-
Income (loss) before taxes	37,716	22,789	24,806	7,871	35,545	1,968	130,695	130,695	(197,372)	166,281	99,604

Net income (loss) from continuing operations	37,716	22,789	24,806	7,871	35,545	1,968	130,695	130,695	(197,372)	138,489	71,812
Net income (loss) from discontinued operations
Net income (loss)	37,716	22,789	24,806	7,871	35,545	1,968	130,695	130,695	(197,372)	138,489	71,812

Assets	-	-	-	-	-	-	-	-	(7,656,483)	12,395,034	4,738,551
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,449,714)	3,528,521	78,807
Increase of non-current assets	-	-	-	-	-	-	-	-		(47,068)	(47,068)
Liabilities	-	-	-	-	-	-	-	-	(3,875,109)	6,278,441	2,403,332
Impairment loss recognized in profit or loss	-	(32)	(54)	-	(1,868)	(1)	(1,955)	(1,955)	-	(76)	(2,031)
Reversal of impairment losses recognized in profit or loss for the period	1,949	-	-	548	-	-	2,497	2,497	-	-	2,497
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	114,335	114,335
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(1,903)	(1,903)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	-	-

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

165

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 26	Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products

	03/31/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	141,098	58,300	78,897	16,950	84,292	12,308	-	391,845
Cost of sales	(102,107)	(47,795)	(31,929)	(11,281)	(73,615)	(11,558)	-	(278,285)

Gross profit	38,991	10,505	46,968	5,669	10,677	750	-	113,560

Other incomes by function	-	-	-	-	-	-	4,024	4,024
Administrative expenses	-	-	-	-	-	-	(18,091)	(18,091)
Other expenses by function	-	-	-	-	-	-	(6,445)	(6,445)
Other gains (losses)	-	-	-	-	-	-	1,188	1,118
Financial income	-	-	-	-	-	-	4,308	4,308
Financial costs	-	-	-	-	-	-	(17,431)	(17,431)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	5,744	5,744
Exchange differences	-	-	-	-	-	-	(4,173)	(4,173)
Profit (loss) before taxes	38,991	10,505	46,968	5,669	10,677	750	(30,876)	82,684
Income tax expense	-	-	-	-	-	-	(24,036)	(24,036)
Profit (loss) from continuing operations	38,991	10,505	46,968	5,669	10,677	750	(54,912)	58,648
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	38,991	10,505	46,968	5,669	10,677	750	(54,912)	58,648
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	58,526
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	122
Profit (loss)	-	-	-	-	-	-	-	58,648

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

166

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 26	Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products, continued

	03/31/2015
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	143,082	73,559	48,563	24,484	87,928	9,903	-	387,519
Cost of sales	(105,366)	(50,770)	(23,757)	(16,613)	(52,383)	(7,935)	-	(256,824)

Gross profit	37,716	22,789	24,806	7,871	35,545	1,968	-	130,695

Other incomes by function	-	-	-	-	-	-	4,877	4,877
Administrative expenses	-	-	-	-	-	-	(21,165)	(21,165)
Other expenses by function	-	-	-	-	-	-	(14,880)	(14,880)
Other gains (losses)	-	-	-	-	-	-	394	394
Financial income	-	-	-	-	-	-	3,350	3,350
Financial costs	-	-	-	-	-	-	(16,936)	(16,936)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	3,559	3,559
Exchange differences	-	-	-	-	-	-	9,710	9,710
Profit (loss) before taxes	37,716	22,789	24,806	7,871	35,545	1,968	(31,091)	99,604
Income tax expense	-	-	-	-	-	-	(27,792)	(27,792)
Profit (loss) from continuing operations	37,716	22,789	24,806	7,871	35,545	1,968	(58,883)	71,812
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	37,716	22,789	24,806	7,871	35,545	1,968	(58,883)	71,812
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	71,685
Profit (loss) attributable to the non-controlling interests	-	-	-	-	-	-	-	127
Profit (loss)	-	-	-	-	-	-	-	71,812

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

167

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 26	Operating segments (continued)

26.4	Revenue from transactions with other Company’s operating segments

03/31/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	141,098	58,300	78,897	16,950	84,292	12,308	391,845

03/31/2015
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	143,082	73,559	48,563	24,484	87,928	9,903	387,519

26.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

26.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue, Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution, The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

168

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 26	Operating segments (continued)

26.7	Segments by geographical areas as of March 31, 2016 and March 31, 2015

	03/31/2016
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	25,939	40,483	98,393	115,024	112,006	391,845
Investment accounted for under the equity method	1,614	25,000	26,644	12,962	44,278	110,498
Intangible assets other than goodwill	109,451	-	-	223	1	109,675
Goodwill	26,629	86	11,373	-	-	38,088
Property, plant and equipment, net	1,639,213	253	2,331	2,442	1,403	1,645,642
Investment property	-	-	-	-	-	-
Other non-current assets	27,659	127	-	-	-	27,786
Non-current assets	1,804,566	25,466	40,348	15,627	45,682	1,931,689

	03/31/2015
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	25,959	41,519	87,523	127,454	105,064	387,519
Investment accounted for under the equity method	1,327	-	24,762	12,421	40,297	78,807
Intangible assets other than goodwill	113,589	-	-	247	1	113,837
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,831,522	131	1,337	2,133	805	1,835,928
Investment property	-	-	-	-	-	-
Other non-current assets	34,215	141	-	643	-	34,999
Non-current assets	2,007,582	358	37,472	15,444	41,103	2,101,959

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

169

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 26	Operating segments (continued)

26.8	Property, plant and equipment classified by geographical areas

The company's main productive facilities are located near their mines and extraction facilities in northern Chile, The following table presents the main production facilities as of March 31, 2016 and December 31, 2015:

	Location	Products
-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

170

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.1	Revenue

	03/31/2016	03/31/2015
	ThUS$	ThUS$
Products	390,198	385,855
Services	1,647	1,664
Total	391,845	387,519

27.2	Cost of sales

	03/31/2016	03/31/2015
	ThUS$	ThUS$
Raw material and supplies	(106,895)	(117,909)
Types of employee benefits expenses
Salaries and wages	(21,051)	(19,743)
Other short-term employee benefits	(8,405)	(8,489)
Termination benefit expenses	(1,550)	(1,051)
Total employee benefits expenses	(31,006)	(29,283)
Depreciation expense	(60,127)	(67,401)
Amortization expense	(773)	(898)
Small deposit amortization expense	(2,077)	-
Impairment losses (reversals of impairment losses) recognized in profit or loss for the period	(543)	542
Operating leases	(23,189)	(17,758)
Investment plan expenses	(5,550)	(2,061)
Maintenance and repair	(2,056)	(2,354)
Contractors	(13,820)	(10,373)
Operations transport	(11,156)	(9,708)
Freight and product transport costs	(7,042)	(5,884)
Packaging costs	(164)	(298)
Sales commissions	(1,047)	(852)
Port costs	(2,199)	(2,567)
CORFO right costs	(8,512)	(4,896)
Other expenses, by nature	(2,129)	14,876
Total	(278,285)	(256,824)

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

171

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 27	Gains ( losses ) from operating activities in the statement of income by function of expenses, included according to their nature, ( continued )

27.3	Other income

	03/31/2016	03/31/2015
	ThUS$	ThUS$
Discounts obtained from suppliers	312	155
Penalties charged to suppliers	82	6
Tax recoveries	3	1
Insurance recoveries	1,279	307
Excess in the provision for liabilities with 3rd parties	507	842
Excess in allowance for doubtful accounts	6	-
Sale of property, plant and equipment	3	-
Sale of materials, spare parts and supplies	169	421
Sale de scrap	-	-
Sale of mining concessions	-	-
Options on mining properties	1,380	1,272
Easements, ducts and roads	1	1,700
Non-conventional renewable energy	35	-
Reimbursement of mining patents and notarial expenses	8	-
Miscellaneous services	42	8
Other operating income	197	165
Total	4,024	4,877

27.4	Administrative expenses

	03/31/2016	03/31/2015
	ThUS$	ThUS$
Employee benefit expenses by nature
Salaries and wages	(9,226)	(10,597)
Other short-term benefits to employees	(836)	(929)
Total employee benefit expenses	(10,062)	(11,526)
Amortization expense	(2)	-
Other expenses, by nature	(8,027)	(9,639)
Total	(18,091)	(21,165)

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

172

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.5	Other expenses by function

	03/31/2016	03/31/2015
	ThUS$	ThUS$
Employee benefit expenses by nature
Depreciation and amortization expenses
Depreciation of stopped assets	(28)	(63)
Depreciation, residual value	-	-
Subtotal to date	(28)	(63)
Impairment loss (review of impairment losses) recognized in profit or loss for the year
Impairment of allowance for doubtful accounts	(154)	(76)
Subtotal to date	(154)	(76)

Other expenses, by nature
Legal Expenses	(982)	(2,015)
VAT and other unrecoverable tax	(191)	(193)
Fines, interests and tax (*)	(55)	(4,507)
Advisory services	(5)	(4)
Investment plan expenses	(1,718)	(3,572)
Small deposit amortization expenses	(2,112)	-
Article No, 21 one-off tax, (*)	(167)	(4,140)
Donations rejected as tax credits	(314)	(310)
Other operating expenses	(719)	-
Subtotal to date	(6,263)	(14,741)
Total	(6,445)	(14,880)

(*) Balances as of March 31, 2015, consider payments of approximately US$7 million in taxes, interest and other charges, performed by the Company to the Servicio de Impuestos Internos (the Chilean IRS) because of the submission of amendments to its income tax returns for tax years 2009 to 2014, because of the identification of expenses for which the Company did not have the sufficient supporting documentation to be considered expenses necessary to generate income in accordance with tax regulations currently in force in Chile, for approximately US$11 million.

27.6	Other income (expenses)

	03/31/2016	03/31/2015
	ThUS$	ThUS$
Adjustment of Equity Method, prior year	1,189	394
Other gains (losses)	(1)	-
Total	1,188	394

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

173

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.7	Summary of expenses by nature

	January to March
	2016	2015
	ThUS$	ThUS$

Raw material and supplies used	(106,895)	(117,909)

Types of employee benefits expenses

Salaries and wages	(30,277)	(30,340)
Other short-term employee benefits	(9,241)	(9,418)
Termination benefit expenses	(1,550)	(1,051)
Total employee benefit expenses	(41,068)	(40,809)
Depreciation and amortization expenses
Depreciation expense	(60,155)	(67,464)
Amortization expense	(775)	(898)
Small deposit amortization expense	(4,189)	-
Impairment loss (reversal of impairment losses) recognized in profit or loss for the year	(697)	466
Operating leases	(23,189)	(17,758)
Investment plan expenses	(7,268)	(5,633)
Maintenance and repair	(2,056)	(2,354)
Contractors	(13,820)	(10,373)
Operations transport	(11,156)	(9,708)
Freight and product transport costs	(7,042)	(5,884)
Packaging costs	(164)	(298)
Sales commissions	(1,047)	(852)
Port costs	(2,199)	(2,567)
Corfo rights	(8,512)	(4,896)
Other expenses, by nature	(12,589)	(5,932)
Total expenses, by nature	(302,821)	(292,869)

This table corresponds to the summary required by the Chilean Superintendence of Securities and Insurance (SVS) and considers notes 27.2, 27.4 and 27.5.

27.8	Finance expenses

	January to March
	2016	2015
	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(565)	(592)
Interest expense from bonds	(16,003)	(15,323)
Interest expense from loans	(1,494)	(1,688)
Capitalized interest expenses	875	941
Other finance costs	(244)	(274)
Total	(17,431)	(16,936)

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

174

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

Note 28	Income tax and deferred taxes

Accounts receivable from taxes as of March 31, 2016 and December 31, 2015, are as follows:

28.1	Current tax assets

	03/31/2016	12/31/2015
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	42,419	62,126
Monthly provisional payment Royalty	-	1,138
Monthly provisional income tax payments, foreign companies	1,636	1,178
Corporate tax credits (1)	1,028	830
Corporate tax absorbed by tax losses (2)	45	5
Total	45,128	65,277

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year, These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year, In addition, some credits relate to the donations the Group has made during 2016 and 2015.

(2)	This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31 No, 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (24%, 22,5%, 21%, 20% or 17%, depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

175

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 28	Income tax and deferred taxes (continued)

28.1	Current tax assets, continued

Tax payers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

28.2	Current tax liabilities

Current tax liabilities	03/31/2016	12/31/2015
	ThUS$	ThUS$
1st Category income tax	25,003	30,705
Foreign company income tax	21,989	21,090
Article 21 single tax	-	275
Total	46,992	52,070

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20,780, an income tax rate of 21% was set starting from 2014, a rate of 22.5% for 2015, a rate of 24% for 2016, a rate of 25.5% for 2017, and a rate of 27% starting from 2018.

The provision for royalty is determined by applying the tax rate determined for the net operating income (NOI), Currently, the Company pays 5% for the application of the Tax Invariability Contract established with the Ministry of Economy in 2010.

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and tax on mining.

28.3	Tax earnings

As of March 31, 2016 and December 31, 2015, the Company and its subsidiaries have recorded the following consolidated balances for retained tax earnings, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	03/31/2016 ThUS$	12/31/2015 ThUS$
Taxable profits with credit rights	1,312,492	1,254,859
Taxable profits without credit right	115,830	94,073
Taxable loss	11,947	9,947
Credit for shareholders	341,013	302,081

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

176

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 28	Income tax and deferred taxes (continued)

28.3	Tax earnings, continued

The Retained Taxable Profits Registry (FUT) is a chronological registry where the profits generated and distributed by the company are recorded. The object of the FUT is to control the accumulated tax profits of the company that may be distributed, withdrawn or remitted to the owners, shareholders or partners, and the final taxes that must be imposed, called in Chile Global Aggregate Tax (that levies persons resident or domiciled in Chile), or additional tax (that levies persons “not” resident or domiciled in Chile).

The FUT Register contains profits with credit rights and profits without credit rights, which arise out of the inclusion of the net taxable income determined by the company or the profits received by the company that may be dividends received or withdrawals made during the period.

Profits without credit rights represent the tax payable by the company within the year and filed the following year, therefore they will be deducted from the FUT Registry the following year.

Profits with credit rights may be used to reduce the final tax burden of owners, shareholders or partners, which upon withdrawal are entitled to use the credits associated with the relevant profits.

In summary, companies use the FUT Registry to maintain control over the profits they generate that have not been distributed to the owners and the relevant credits associated with such profits.

28.4	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has legally recognized before the right the tax authority to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

177

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Deferred income tax assets recognized are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.

b)	the offset of losses obtained in prior periods and not yet subject to tax deduction; and

c)	the offset of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

d.1	Income tax assets and liabilities as of March 31, 2016 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	230,101
Doubtful accounts impairment	-	-	5,084	-
Accrued vacations	-	-	3,254	-
Manufacturing expenses	-	-	-	110,415
Unrealized gains (losses) from sales of products	-	-	96,542	-
Fair value of bonds	-	-	1,211	-
Severance indemnity	-	-	-	5,146
Hedging	-	-	6,319	-
Inventory of products, spare parts and supplies	1	-	29,271	-
Research and development expenses	-	-	-	7,954
Tax losses	-	-	6,005	-
Capitalized interest	-	-	-	3,199
Expenses in assumption of bank loans	-	-	-	2,506
Unaccrued interest	-	-	82	-
Fair value of property, plant and equipment	-	-	-	3,601
Employee benefits	2	-	2,356	-
Royalty deferred income taxes	-	-	-	6,001
Provision for lawsuits and legal expenses	-	-	7,104	-
Provision for investment plan	-	-	3,494	-
Provision of fines and crushing site closure	-	-	-	-
Other	574	-	-	3,245
Balance to date	577	-	160,722	372,168
Net balance	577	-	-	211,446

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

178

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.2	Income tax assets and liabilities as of December 31, 2015 are detailed as follows

	Net position, assets		Net position, liabilities
	Assets	Liabilities	Assets	Liabilities
Description of deferred income tax assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	233,073
Doubtful accounts impairment	-	-	5,119	-
Accrued vacations	-	-	3,368	-
Manufacturing expenses	-	-	-	109,134
Unrealized gains (losses) from sales of products	-	-	87,440	-
Fair value of bonds	-	-	446	-
Severance indemnity	-	-	-	4,178
Hedging	-	-	11,876	-
Inventory of products, spare parts and supplies	1	-	29,473	-
Research and development expenses	-	-	-	7,981
Tax losses	-	-	1,522	-
Capitalized interest	-	-	-	3,133
Expenses in assumption of bank loans	-	-	-	3,651
Unaccrued interest	-	-	156	-
Fair value of property, plant and equipment	-	-	-	3,375
Employee benefits	-	-	1,920	-
Royalty deferred income taxes	-	-	-	6,410
Acquisition of intangible assets	-	-	-	-
Provision for lawsuits and legal expenses	-	-	7,357	-
Provision for investment plan	-	-	3,312	-
Provision of fines and crushing site closure	-	-	-	-
Other	160	-	-	445
Balance to date	161	-	151,989	371,380
Net balance	161	-	-	219,391

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

179

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of March 31, 2016

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	233,073	(2,972)	-	(2,972)	230,101
Doubtful accounts impairment	(5,119)	35	-	35	(5,084)
Accrued vacations	(3,368)	114	-	114	(3,254)
Manufacturing expenses	109,134	1,281	-	1,281	110,415
Unrealized gains (losses) from sales of products	(87,440)	(9,102)	-	(9,102)	(96,542)
Fair value of bonds	(446)	-	(765)	(765)	(1,211)
Severance indemnity	4,178	968	-	968	5,146
Hedging	(11,876)	5,557	-	5,557	(6,319)
Inventory of products, spare parts and supplies	(29,474)	202	-	202	(29,272)
Research and development expenses	7,981	(27)	-	(27)	7,954
Capitalized interest	3,133	66	-	66	3,199
Expenses in assumption of bank loans	3,651	(1,145)	-	(1,145)	2,506
Unaccrued interest	(156)	74	-	74	(82)
Fair value of property, plant and equipment	3,375	226	-	226	3,601
Employee benefits	(1,920)	(438)	-	(438)	(2,358)
Royalty deferred income taxes	6,410	(409)	-	(409)	6,001
Unused tax losses	(1,522)	(4,483)	-	(4,483)	(6,005)
Purchase of intangible assets	-	-	-	-	-
Provision for lawsuits and legal expenses	(7,357)	253	-	253	(7,104)
Provision for investment plan	(3,312)	(182)	-	(182)	(3,494)
Provision of fines and crushing site closure	-	-	-	-	-
Other ID	285	2,386	-	2,386	2,671
Total temporary differences, losses and unused fiscal credits	219,230	(7,596)	(765)	(8,361)	210,869

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

180

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.4	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2015

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	233,862	(789)	-	(789)	233,073
Doubtful accounts impairment	(6,755)	1,636	-	1,636	(5,119)
Accrued vacations	(3,735)	367	-	367	(3,368)
Manufacturing expenses	81,650	27,484	-	27,484	109,134
Unrealized gains (losses) from sales of products	(83,355)	(4,085)	-	(4,085)	(87,440)
Fair value of bonds	(350)	-	(96)	(96)	(446)
Severance indemnity	5,950	(2,081)	309	(1,772)	4,178
Hedging	(5,512)	(6,364)	-	(6,364)	(11,878)
Inventory of products, spare parts and supplies	(24,632)	(4,842)	-	(4,842)	(29,474)
Research and development expenses	4,285	3,696	-	3,696	7,981
Capitalized interest	26,904	(23,771)	-	(23,771)	3,133
Expenses in assumption of bank loans	4,011	(360)	-	(360)	3,651
Unaccrued interest	(150)	(6)	-	(6)	(156)
Fair value of property, plant and equipment	(70)	3,445	-	3,445	3,375
Employee benefits	(2,450)	530	-	530	(1,920)
Royalty deferred income taxes	7,791	(1,381)	-	(1,381)	6,410
Unused tax losses	(715)	(807)	-	(807)	(1,522)
Purchase of intangible assets	235	(235)	-	(235)	-
Provision for lawsuits and legal expenses	(3,663)	(3,694)	-	(3,694)	(7,357)
Provision for investment plan	(8,946)	5,634	-	5,634	(3,312)
Provision of fines and crushing site closure	(1,654)	1,654	-	1,654	-
Other ID	308	(23)	-	(23)	285
Total temporary differences, losses and unused fiscal credits	223,009	(3,992)	213	(3,779)	219,230

During the period ended March 31, 2016 and December 31, 2015, the Company calculated and accounted for taxable income considering a rate of 24% and 22.5% respectively, in conformity with Law No, 20,780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

181

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.5	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of March 31, 2016 and December 31, 2015, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	03/31/2016	12/31/2015
	ThUS$	ThUS$

Chile	6,005	1,522
Total	6,005	1,522

Tax losses as of March 31, 2016 correspond mainly to SQM S.A., Exploraciones Mineras S.A. and Agrorama S.A.

d.6	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of March 31, 2016 and December 31, 2015 are as follows:

	03/31/2016	12/31/2015
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	139	139
Doubtful accounts impairment	81	81
Inventory impairment	1,020	1,020
Pensions plan	(715)	(715)
Accrued vacations	29	29
Depreciation	(57)	(57)
Other	(19)	(19)
Balances to date	478	478

Tax losses mainly relate to the United States, and they expire in 20 years.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

182

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.7	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of March 31, 2016 and December 31, 2015 are detailed as follows:

	03/31/2016	12/31/2015
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	219,230	223,009
Increase (decrease) in deferred taxes in profit or loss	(7,596)	(3,992)
Increase (decrease) in deferred taxes in equity	(765)	213
Balances to date	210,869	219,230

d.8	Disclosures on income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	03/31/2016	03/31/2015
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(31,632)	(24,055)
Current income tax expense, net, total	(31,632)	(24,055)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	7,596	(3,737)
Deferred tax expense, net, total	7,596	(3,737)
Tax expense (income)	(24,036)	(27,792)

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

183

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	03/31/2016	03/31/2015
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(557)	(1,492)
Current income tax expense, domestic, net	(31,075)	(22,563)
Current income tax expense, net, total	(31,632)	(24,055)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	497	60
Deferred tax expense, domestic, net	7,099	(3,797)
Deferred tax expense, net, total	7,596	(3,737)
Income tax expense	(24,036)	(27,792)

d.9	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

184

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.10	Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	03/31/2016	03/31/2016	03/31/2016
	ThUS$	ThUS$	ThUS$
Cash flow hedge	(2,994)	765	(2,229)
Total	(2,994)	765	(2,229)

Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	((Expense) income for income taxes	Amount after taxes
	03/31/2015	03/31/2015	03/31/2015
	ThUS$	ThUS$	ThUS$
Cash flow hedge	3,595	(815)	2,780
Total	3,595	(815)	2,780

d.11	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No, 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile, This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income).

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

185

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile,

	Income (expense)
	03/31/2016	03/31/2015
	ThUS$	ThUS$
Consolidated income before taxes	82,684	99,604
Income tax rate in force in Chile	24%	22,5%

Tax expense using the legal rate	(19,844)	(22,411)
Effect of royalty tax expense	(1,420)	(2,230)
Tax effect of non-taxable revenue	1,526	1,079
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(410)	(2,002)
Tax effect of tax rates supported abroad	2,057	(1,213)
Other tax effects from the reconciliation between the accounting income and tax expense	(5,945)	(1,015)
Tax expense using the effective rate	(24,036)	(27,792)

d.12	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country, These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections,

Tax audits, due to their nature, are often complex and may require several years, Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

Chile

According to article 200 of Decree Law No 830, the tax authority shall review for any deficiencies in its settlement and taxes turn giving rise, by applying a requirement of 3 years term from the expiration of the legal deadline when payment should have been made, Besides, this requirement was extended to 6 years term for the revision of taxes subject to declaration, when such declaration was not been filed or has been presented maliciously false.

United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

186

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist, In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

187

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	03/31/2016 ThUS$	12/31/2015 ThUS$
Current assets
Cash and cash equivalents	ARS	-	1
Cash and cash equivalents	BRL	15	8
Cash and cash equivalents	CLP	52,047	2,656
Cash and cash equivalents	CNY	331	272
Cash and cash equivalents	EUR	10,993	4,245
Cash and cash equivalents	GBP	4	-
Cash and cash equivalents	INR	9	14
Cash and cash equivalents	MXN	287	1,439
Cash and cash equivalents	PEN	1	1
Cash and cash equivalents	THB	-	1
Cash and cash equivalents	YEN	2,022	1,690
Cash and cash equivalents	ZAR	3,113	4,123
Subtotal cash and cash equivalents		68,822	14,450
Other current financial assets	CLF	18,746	17,507
Other current financial assets	CLP	98,114	131,633
Subtotal other current financial assets		116,860	149,140
Other current non-financial assets	ARS	5	-
Other current non-financial assets	AUD	34	34
Other current non-financial assets	BRL	9	8
Other current non-financial assets	CLF	41	38
Other current non-financial assets	CLP	35,492	39,091
Other current non-financial assets	CNY	29	27
Other current non-financial assets	EUR	1,136	2,278
Other current non-financial assets	MXN	1,296	1,036
Other current non-financial assets	THB	2	8
Other current non-financial assets	YEN	25	29
Other current non-financial assets	ZAR	2,447	4,466
Subtotal other current non-financial assets		40,516	47,015
Trade and other receivables	BRL	24	19
Trade and other receivables	CLF	694	993
Trade and other receivables	CLP	53,415	76,748
Trade and other receivables	CNY	64	77
Trade and other receivables	EUR	57,200	38,797
Trade and other receivables	GBP	966	582
Trade and other receivables	MXN	483	425
Trade and other receivables	PEN	86	112
Trade and other receivables	THB	1,362	1,473
Trade and other receivables	ZAR	14,218	15,549
Subtotal trade and other receivables		128,512	134,775
Receivables from related parties	CLP	54	52
Receivables from related parties	EUR	3,675	604
Receivables from related parties	THB	944	1,112
Receivables from related parties	YEN	203	193
Subtotal receivables from related parties		4,876	1,961

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

188

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	03/31/2016 ThUS$	12/31/2015 ThUS$
Current tax assets	CLP	1,534	1,453
Current tax assets	EUR	62	177
Current tax assets	ZAR	448	424
Current tax assets	MXN	154	8
Current tax assets	PEN	227	222
Subtotal current tax assets		2,425	2,284
Non-current assets
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	42	39
Subtotal other non-current financial assets		62	59
Other non-current non-financial assets	BRL	128	116
Other non-current non-financial assets	CLP	701	536
Subtotal other non-current non-financial assets		829	652
Non-current right receivable	CLF	440	415
Non-current right receivable	CLP	400	467
Subtotal non-current rights receivable		840	882
Equity-accounted investees	AED	26,346	23,369
Equity-accounted investees	CLP	-	1,535
Equity-accounted investees	EUR	6,862	7,201
Equity-accounted investees	INR	1,070	962
Equity-accounted investees	THB	1,732	1,672
Equity-accounted investees	TRY	18,337	15,103
Subtotal equity-accounted investees		54,347	49,842
Intangible assets other than goodwill	CLP	300	284
Intangible assets other than goodwill	CNY	1	1
Subtotal intangible assets other than goodwill		301	285
Property, plant and equipment	CLP	3,760	4,089
Subtotal property, plant and equipment		3,760	4,089
Total non-current assets		60,139	55,809
Total assets		422,150	405,434

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

189

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		03/31/2016			12/31/2015
Class of liability	Currency	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	3,729	43,465	47,194	4,423	5,610	10,033
Subtotal other current financial liabilities		3,729	43,465	47,194	4,423	5,610	10,033
Trade and other payables	BRL	34	-	34	38	-	38
Trade and other payables	CHF	1,741	-	1,741	-	-	-
Trade and other payables	CLP	30,006	2,393	32,399	48,707	-	48,707
Trade and other payables	CNY	-	-	-	-	-	-
Trade and other payables	EUR	8,028	-	8,028	8,591	-	8,591
Trade and other payables	GBP	23	-	23	55	-	55
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	3	-	3	76	-	76
Trade and other payables	PEN	11	-	11	11	-	11
Trade and other payables	ZAR	914	-	914	1,727	-	1,727
Subtotal trade and other payables		40,761	2,393	43,154	59,206	-	59,206
Other current provisions	BRL	-	-	-	9	-	9
Other current provisions	CLP	15	64	79	15	-	15
Other current provisions	EUR	6	-	6	5	-	5
Subtotal other current provisions		21	64	85	29	-	29
Current tax liabilities	CNY	-	-	-	-	2	2
Current tax liabilities	EUR	-	885	885	-	889	889
Current tax liabilities	MXN	-	678	678	-	24	24
Subtotal current tax liabilities		-	1,563	1,563	-	915	915

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

190

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		03/31/2016			12/31/2015
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	4	-	4	3	-	3
Other current non-financial liabilities	CLP	7,875	2,384	10,259	4,684	6,556	11,240
Other current non-financial liabilities	CNY	23	-	23	28	-	28
Other current non-financial liabilities	EUR	1,754	-	1,754	1,143	-	1,143
Other current non-financial liabilities	MXN	361	55	416	394	31	425
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	ZAR	56	-	56	13	-	13
Subtotal other current non-financial liabilities		10,143	2,439	12,582	6,335	6,587	12,922
Total current liabilities		54,654	49,924	104,578	69,993	13,112	83,105

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

191

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		03/31/2016
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	5,781	5,781	5,781	5,781	243,797	266,921
Subtotal other non-current financial liabilities		5,781	5,781	5,781	5,781	243,797	266,921
Non-current provisions for employee benefits	CLP	-	-	-	-	592	592
Non-current provisions for employee benefits	MXN	-	-	-	-	106	106
Non-current provisions for employee benefits	YEN	-	-	-	-	530	530
Subtotal non-current provisions for employee benefits		-	-	-	-	1,228	1,228
Total non-current liabilities		5,781	5,781	5,781	5,781	245,025	268,149

		12/31/2015
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	41,485	5,413	5,413	5,413	228,083	285,807
Subtotal other non-current financial liabilities		41,485	5,413	5,413	5,413	228,083	285,807
Non-current provisions for employee benefits	CLP	-	-	-	-	539	539
Non-current provisions for employee benefits	MXN	-	-	-	-	100	100
Non-current provisions for employee benefits	YEN	-	-	-	-	495	495
Subtotal non-current provisions for employee benefits		-	-	-	-	1,134	1,134
Total non-current liabilities		41,485	5,413	5,413	5,413	229,217	286,941

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

192

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 30	Mineral resource exploration and evaluation expenditure

Because of the nature of the operations of Sociedad Química y Minera de Chile S.A. and its subsidiaries and the type of exploration they conduct (which is different than other mining businesses where the exploration process results in significant time), the exploration and process and the definition of the economic feasibility occurs normally within the year. Accordingly, although expenditure is initially capitalized, it could be recognized in profit or loss for the same year should there be no technical and commercial feasibility, This results in having no significant expenditure that have no feasibility study at the end of the year.

Prospecting expenditure can be found in 4 different stages: execution, economically feasible, not economically feasible and under exploitation:

1.         Execution: prospecting expenditure which are under execution and accordingly there is no yet a definition as to its economic feasibility are classified in the caption property, plant and equipment, As of March 31, 2016 and December 31, 2015, the balance amounts to ThUS$12,145 and ThUS$ 10,135, respectively,

2.        Economically feasible: prospecting expenditure, which upon completion, has been concluded to be economically feasible is classified in the caption non-current assets in other non-current non-financial assets, As of March 31, 2016 and December 31, 2015, the balance amounts to ThUS$ 26,053 and ThUS$ 31,911 respectively,

3.         Not economically feasible: Prospecting expenditure, which upon completion it has been concluded that are not economically feasible are recorded in profit or loss: As of March 31, 2016, this amounts to ThUS$ 0 and as of March 31, 2015, there are no disbursements for such concept.

4.         Under exploitation: Prospecting expenditure under exploitation is classified in the caption current assets in current inventories, These are amortized considering the exploited material, As of March 31, 2016 and December 31, 2015, the balance amounts to ThUS$2,297 and ThUS$ 1,269 respectively.

For the amount of capitalized expenditure, the total amount disbursed in exploration and evaluation of mineral resources as of March 31, 2016 ThUS$2,010, and correspond to non-metallic projects, Such expenditure mainly correspond to studies, either topographical, geological, exploratory drilling, sampling, among others,.

With respect to this expenditure, the Company has defined classifying it in accordance with IFRS 6.9:

For exploration expenditure where the mineral has low ore grade that is not economically exploitable, it is debited directly to profit or loss.

If studies determine that the ore grade is economically exploitable, it is classified in other non-current assets in the caption stain development and prospecting expenses and at the time of making the decision for exploiting the zone it is classified in the caption inventories as part of the cost of raw materials required for production purposes.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

193

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 31	Lawsuits and complaints

Lawsuits and complaints

During 2015, the Chilean IRS has filed several lawsuits and complaints related to the so-called “SQM Case”, which are associated with the irregular financing of politicians against a number of individuals, amongst others, the legal representatives of the Company Patricio de Sominihac T. – CEO – and Ricardo Ramos R. – Vice President of Finance–. Basically, those lawsuits and complaints relate to alleged tax crimes associated with a possible undue decrease in taxable net income of the Company and two of its subsidiaries over the last seven years by recording as expenses in their accounting records invoices and fee receipts, which could be considered to be ideologically false. Such legal actions are also filed against the taxpayers who provided the tax documents that allowed the alleged performance of the related illicit acts.

Likewise, during 2015 Oscar Gajardo S. filed several similar lawsuits against the Directors and Executives of ten major Chilean companies, including SQM, alleging undue appropriation incurred by making contributions regulated by the Law and the Chilean Electoral Service without the approval of their shareholders. Subsequently, Mr. Gajardo filed a new lawsuit against Patricio Contesse G. – former CEO of SQM – and Ricardo Ramos R. el al for the alleged perpetration of several crimes for the irregular financing of politicians to the detriment of SQM and its shareholders.

Additionally, during 2015 and within the context of the “SQM Case”, the Deputy of the Tarapacá Region of Chile Hugo Gutiérrez G. filed a lawsuit for alleged extortion-bribery and money laundering referred to in Law No. 20.393 on Legal Responsibility of Juridical Persons against SQM and its legal representative Patricio de Sominihac T. and Senators of the Tarapacá Region of Chile Jaime Orpis B. and Fulvio Rossi C.

Actions performed by the Authority

The Public Ministry and Chilean IRS (Servicio de Impuestos Internos (SII)) have performed a number of actions within the framework of the so-called “SQM Case” where the Company and its executives have provided their cooperation. Several of the Company’s executives have granted access to their computers and made several statements at the request of the Prosecutors responsible for the investigation. Additionally, SQM has provided physical and digital copies of its accounting records and its subsidiaries’ accounting records. In addition, SQM has also provided the Public Ministry with its email files and all the documentation that has been required by the related authority.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

194

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 31 Lawsuits and complaints, (continued)

Shearman & Sterling and Ad-Hoc Committee

At its Extraordinary Meeting of February 26, 2015, the Board of Directors formed an Ad-Hoc Committee (the Committee) starting April 24, 2015, composed of the Directors Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer (the latter acting as Chairman) to investigate and gather all the information necessary related to the “Penta case – specific SQM Case” to report upon performance of such activities to the Board of Directors the results, conclusions and recommendations resulting from its work. The Board of Directors delegated in the Committee the authority required to perform its duties and empowered it so that at its discretion engages all legal and accounting advisory required and other independent external advisory services as it deems appropriate and that upon performing its duties reports to the Board of Directors under the terms indicated above.

The Committee engaged the legal Advisory of the law firms Shearman & Sterling and Vial / Serrano, and the forensic services provided by the US company FTI (the “Advisors”) to conduct an investigation and analysis of the possible contingencies to which SQM may be exposed under the standards contained in the Foreign Corrupt Practices Act (FCPA) of the United States of America, which is applicable to the Company as the issuer of securities in the US market. Specifically, the investigation was focused on conducting an analysis of: (a) whether the Company had made any undue payment defined as a corrupt practice for FCPA purposes; and (b) whether the Company had not complied with the accounting regulations in accordance with that established in the FCPA.

On December 15, 2015, the Committee, together with the Advisors, reported to the Board of Directors the results, conclusions and recommendations resulting from their work. Likewise, on the same date, the Advisors reported such results, conclusions and recommendations to the Chilean Authorities and on January 7, 2016, they reported these to the US Regulators.

The main conclusions contained in the Ad-Hoc Committee Report are: (a) the Committee identified payments authorized by the former General Manager of SQM, Mr. Patricio Contesse G. with respect to which the Company found no sufficient supporting documentation; (b) no evidence was identified demonstrating that such payments were made with the purpose of inducing an public officer to act or refrain from acting with the purpose of helping SQM obtain economic benefits: (c) a conclusion was reached with respect to the cost center managed by the former General Manager of SQM Mr. Patricio Contesse G., that the Company’s accounting records did not accurately reflect the transactions challenged, notwithstanding the fact that, because of their amount, such transactions are below the materiality level defined by the Company’s external auditors determined in comparison to the volume of equity, sales, expenses or profits of SQM within the reported period; and that (d) SQM’s internal controls were not sufficient to monitor the expenses included in the cost center managed by the former General Manager of SQM and that the Company relied in the adequate use of the resources by Mr. P. Contesse G. ”

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

195

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 32	Sanction proceedings

On April 1, 2015, the SVS started an administrative proceeding against five Directors of SQM for supposedly not having provided to the market on a timely and truthful basis information which could be significant for making investment decisions. Such information mainly relates to the preliminary estimate of the impact on the Company’s financial statements of certain expenses paid by the Company between 2008 and 2014 and which might not qualify as expenses under current Chilean tax regulations because of the absence of supporting documentation.

On December 31, 2015, the Company reported that the Chilean Superintendence of Securities and Insurance (SVS) has made its resolution to impose sanctions on Patricio Contesse Fica, Julio Ponce Lerou – former Company’s Directors–, Hernán Büchi Buc, Juan Antonio Guzmán Molinari and Wolf von Appen Berhmann –current Company’s Directors – for not having reported to the market, in March 2015, as an Essential event and in their role of Company’s Directors, on the expenses that SQM incurred during certain years, which did not have sufficient reporting documentation or might be considered to be unnecessary to generate income. The sanction imposed relates to a fine of UF 1,000 on each of the aforementioned individuals and a remedy can be sought with the Chilean Superintendence of Securities and Insurance (SVS) and courts of justice.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

196

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 33	Potential Arbitrage Proceeding for the Settlement Insurance Policy for Heavy Rains in the Atacama Saltpeter Deposit

On February 7 and 8, 2013, strong and unusual heavy rains occurred on the Atacama Saltpeter deposit in the Antofagasta Region of Chiloe affecting SQM’s facilities and resulting and damages in its roads, buildings, laboratories, evaporation ponds, equipment and other assets and loss of products-in-process and finished products.

On June 18, 2015. The insurance appraiser, SGC Transporte, issued the Final Settlement Report within the framework of the “Stock Throughput” insurance policy engaged by the Company with insurance company RSA, which, in summary indicated that the claim reported is covered by such policy and that total losses have been quantified as amounting to US$ 20.7 million.  RSA has rejected such Final Settlement Report issued by SGC Transporte.  SQM should require the payment of the amount from RSA in conformity with the procedure established in the aforementioned insurance policy.

Note 34	Closure of the Pedro de Valdivia Site

On September 22, 2015, the Company reported to the Chilean Superintendence of Securities and Insurance (SVS) that its Board of Directors opted to close the mining operations at the Pedro de Valdivia site and a portion of such site’s industrial operations. The larger part of this closure will occur at the end of November 2015 and the nitrate and iodine operations that will continue to generate production in the remaining industrial plants at the Pedro de Valdivia operation will amount to approximately one third of the current production volumes.

This decision has been made because the Company has continued to increase its production capacity of iodine and nitrate salts in its industrial mining operations at the Nueva Victoria site and has reduced its production costs to meet sales forecasts and increase its current worldwide market share in the iodine market.

The mining and industrial operations affected at the Pedro de Valdivia site have 713 of the Company’s employees. The Company has designed a set of actions with its employees including, among others, that such employees apply to continue working for SQM in the new duties for them, the different benefits associated with this, training and reinsertion programs, support during the transition period, Company’s dwelling units at María Elena for the employees that currently use those dwelling units with their families, payments higher than those considered in labor legislation, among others.

As of December 31, 2015, the effect on profit or loss of stopping operations are detailed as follows:

ThUS$
Property, plant and equipment	36,823
Constructions in progress	3,195
Total property, plant and equipment	40,018
Legal and voluntary severance indemnity payments	17,647
Total closure of the Pedro de Valdivia site	57,665

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

197

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 35	Effects on Premises after the Rain Storms in the Tocopilla Zone

Subsequent to the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM reviewed the status of the railway that joints the Coya Sur location and Port of Tocopilla. The observation found certain damaged and weakened zones. Because of this, the train is currently not operating. Detailed studies are being conducted to determine the steps that should be followed.

Note 36	Events occurred after the reporting date

36.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended March 31, 2016 were approved and authorized for issuance by the Board of Directors at their meeting held on May 18, 2016.

36.2	Disclosures on events occurring after the reporting date

On April 26, 2016, Sociedad Química y Minera de Chile S.A. informed that at the Forty-first Ordinary Shareholders’ Meeting held on that date the shareholders agreed the following:

1.	Approved the Balance Sheet, Financial Statements, Annual report, Report from Account Inspectors and Independent Auditor’s Report for the commercial year ended December 31, 2015.

2.	Appointed–i– a Pricewaterhouse Consultores Auditores y Compañía Ltda. as the Company’s external auditors –ii– Ms. Genoveva Cofré Gutiérrez and Mr. Angel Gómez Morales as account inspectors and Messrs. Ricardo Marín Varas and Oscar Canales Tapia as alternate account inspectors; and –iii– Clasificadora de Riesgo Humphreys Ltda., Fitch Chile Clasificadora de Riesgo Ltda. and Feller Rate Clasificadora de Riesgo Ltda. as risk raters for the Company, all of them for commercial year 2016.

3.	Approved the Company’s Investment Policy and Financing Policy for commercial year 2016.

4.	Approved the distribution and payment of a final dividend of US$ 0.40496 per share. Notwithstanding, understanding that –i– a portion of that amount has already been paid through a provisional dividend of US$ 0.31915 per share, which SQM S.A. paid and distributed starting from December 10, 2015 and –ii– the remaining part will be paid through a dividend of US$0.08581 per share which SQM S.A. will pay and distribute starting from May 6, 2016 in its equivalent amount in Chilean pesos, the local currency – i.e., Ch$ 57.35197 per share –.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

198

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 36	Events occurred after the reporting date, (continued)

36.2	Disclosures on events occurring after the reporting date, continued

5.	Approved the distribution and payment of a provisional dividend of US$150,00,000 with a debit to the Company’s retained earnings, equivalent to US$0.56992 per share, which the Company will also pay and distribute starting from May 6, 2016 in its equivalent amount in Chilean pesos, the local currency – i.e., Ch$ 380.91173 per share –.

6.	Appointed Mrs. Joanne L. Boyes and Messrs. Gonzalo Guerrero Y., Robert A. Kirkpatrick, Hans Dieter Linneberg A., Eugenio Ponce L., Arnfinn F. Prugger, Julio Rebolledo D. and Edward J. Waitzer as new Directors of SQM S.A. and approved the remuneration that will be paid to such directors. In addition, reflecting that Directors Hans Dieter Linneberg A., Julio Rebolledo D. and Edward J. Waitzer were proposed and appointed as the Company's Independent Directors.

7.	Approved the remuneration that will paid to the members of the Company's Directors' Committee and established the annual budget for operating expenses of such Committee and its advisors.

8.	Approved the remuneration that will be paid to the members of the Health, Safety and Environmental Committee, Corporate Governance Committee and other Company's Committees.

9.	Appointed "El Mercurio de Santiago" as the newspaper of the registered office and general circulation domestically where the notices summoning to the Company's General Shareholders' Meetings should be published.

Additionally, the Company’s shareholders were also informed and accordingly became aware at that same Ordinary Shareholders’ Meeting of the following aspects, among others:

1.	The execution of the acts or contracts entered into by the Company and which are referred to in Title XVI of Law No. 18.046.

2.	The Company’s Board of Directors’ expenses during 2015.

3.	The Company’s Dividend Policy for commercial year 2016.

4.	The “2015 Annual Management Report” issued by the Company’s Directors’ Committee and other matters dealt with by such Committee.

5.	The analyses -and pillars and priorities- of the Directors' Committee and Board of Directors to propose to the Shareholders at the Shareholders' Meeting the appointment of Pricewaterhouse Consultores Auditores y Compañía Ltda. as the external auditors of SQM S.A. and its subsidiaries for commercial year 2016.

6.	The fact that the Company will provide free of charge the information indicated in Circular No. 1494 issued by the Chilean Superintendence of Securities and Insurance.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

199

Notes to the Consolidated Financial Statements as of March 31, 2016.

Note 36	Events occurred after the reporting date, (continued)

36.2	Disclosures on events occurring after the reporting date, continued

On May 18, 2016, the Company’s Directors met at the Ordinary Board of Directors’ Meeting and after accepting their positions:

1.	Appointed Mr. Eugenio Ponce L. as Board of Directors’ and Company’s Chairman and Mr. Edward J. Waitzer as the Board of Directors’ and the Company’s Vice-President.

2.	Appointed Messrs. Hans Dieter Linneberg A., Julio Rebolledo D. and Edward J. Waitzer as members of the Company’s Directors’ Committee and Audit Committee.

3.	Appointed Mrs. Joanne L. Boyes and Messrs. Gonzalo Guerrero Y. and Arnfinn F. Prugger as members of the Company’s Health, Safety and Environmental Committee.

4.	Appointed Messrs. Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer as members of the Company’s Ad-Hoc Committee.

5.	Appointed Messrs. Robert A. Kirkpatrick, Dieter Linneberg A. and Edward J. Waitzer as members of the Company’s Corporate Governance Committee.

Management is unaware of other significant events, occurred between March 31, 2016 and the date of issuance of these consolidated financial statements that may significantly affect them.

36.3	Detail of dividends declared after the reporting date

At the closing date of the financial statements, there are no dividends declared after the reporting date.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

200

Notes to the Consolidated Financial Statements as of March 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: June 1, 2016	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice President of Corporate Services

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

201